                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-48199

PROSPECTUS

                               5,344,167 SHARES
                      [LOGO OF MAXWELL SHOE COMPANY INC.]
                           MAXWELL SHOE COMPANY INC.
                             CLASS A COMMON STOCK

                              ------------------

  The shares of Class A Common Stock offered hereby (the "Offering") are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." Maxwell Shoe Company Inc. (the "Company") will not receive any proceeds from the sale of shares by the Selling Stockholders. The Class A Common Stock is traded on the NASDAQ National Market System under the symbol "MAXS." On April 21, 1998, the last sale price of the Class A Common Stock, as reported by NASDAQ, was $18.00 per share. See "Price Range of Class A Common Stock."

  The Company has two classes of authorized Common Stock, Class A Common Stock, which is offered hereby, and Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Class A Common Stock is not convertible but is freely transferable, while Class B Common Stock is transferable only to certain transferees and is freely convertible into Class A Common Stock. After the Offering, there will be no outstanding shares of Class B Common Stock, and the Company intends to seek stockholder approval to amend its Certificate of Incorporation to eliminate the authorization for the issuance of Class B Common Stock as soon as practicable after the consummation of the Offering.

                              ------------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                  A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                                              Proceeds to
                                         Price to    Underwriting Discounts     Selling
                                          Public       and Commissions(1)   Stockholders(2)
-------------------------------------------------------------------------------------------
Per Share............................     $17.50             $0.875             $16.625
-------------------------------------------------------------------------------------------
Total(3)............................. $93,522,922.50     $4,676,146.125     $88,846,776.375
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $600,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 801,625 additional shares of Class A Common Stock, on the same terms and conditions as set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public will be $14,028,437.50, the total Underwriting Discounts and Commissions will be $701,421.875, and the total proceeds to the Company will be $13,327,015.625. The Selling Stockholders will not receive any of the proceeds from the sale of shares by the Company. See "Underwriting."

                              ------------------

  The shares of Class A Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates representing Class A Common Stock will be made at the offices of Lehman Brothers Inc., 3 World Financial Center, New York, NY 10285, on or about April 27, 1998.

                              ------------------

LEHMAN BROTHERS

                   BEAR, STEARNS & CO. INC.

                                            BT ALEX. BROWN

                                                              TUCKER ANTHONY
                                                              INCORPORATED
April 21, 1998

                    [Copy of current Mootsies Tootsies ad.]


  Mootsies Tootsies(R), Mootsies Kids(R), Sam & Libby(R) and Just Libby(R) are registered trademarks of Maxwell Shoe Company Inc. or its subsidiaries in the United States. Jones New York(R) and Jones New York Sport(R) are registered trademarks of Jones Investment Co., Inc. in the United States. J.G. Hook(R) and Hook Sport(R) are registered trademarks of J.G. Hook, Inc. in the United States.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. IN ADDITION, THE UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

       [Pictures of Sam & Libby products and Sam & Libby retail stores.]

    [Pictures of Jones New York footwear and Jones New York retail stores.]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the historical and pro forma financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the overallotment option granted to the Underwriters and all references herein to "Maxwell Shoe Company" or the "Company" mean Maxwell Shoe Company Inc., a Delaware corporation, and its predecessors and its consolidated subsidiaries, unless the context otherwise requires. References herein to "Common Stock" mean the Company's Class A Common Stock and its Class B Common Stock, collectively. The Company's fiscal year ends on October 31; all references herein to a fiscal year mean the twelve month period ended on the October 31 of the particular year.

                                  THE COMPANY

  The Company designs, develops and markets casual and dress footwear for women and children under multiple brand names, each of which is targeted to a distinct segment of the footwear market. The Company offers casual and dress footwear for women in the moderately priced market segment under the Mootsies Tootsies brand name, in the upper moderately priced market segment under the Sam & Libby brand name and in the better market segment under the Jones New York and Jones New York Sport brand names. The Company also sells moderately priced and upper moderately priced children's footwear under both the Mootsies Tootsies and Sam & Libby brand names. Furthermore, the Company designs and develops private label footwear for selected retailers under the retailers' own brand names. The Company has licensed the J.G. Hook tradename to source and develop private label products for retailers who require brand identification. In addition, the Company sells footwear closeouts which it has purchased at discounts from other manufacturers.

  Since 1987, when the Company first focused on its branded footwear strategy, the Company has increased net sales every year and consistently maintained profitability. In fiscal 1997, the Company's net sales and net income increased 28.7% and 52.5%, respectively, as compared to fiscal 1996. In the first quarter of fiscal year 1998, the Company's net sales and net income increased 26.3% and 34.2%, respectively, as compared to the same period in fiscal 1997. The Company's financial success has been largely a result of its ability to design, develop and market footwear with contemporary styles at affordable prices. Retail prices for the Company's footwear generally range from $20 to $90. Substantially all of the Company's products are manufactured overseas by independent factories selected by the Company and its overseas agents. The Company sells its footwear primarily to department stores and specialty stores in the United States as well as through national catalog retailers and cable television consumer shopping channels.

  The Company's strategy is to leverage its existing competitive strengths, including but not limited to its strong manufacturing relationships and focused brand management and to increase profitably its share of the women's and children's footwear markets by further strengthening its existing footwear brands and its private label business and expanding its brand portfolio through a combination of acquisition, licensing and development of additional brands in the future.

  Through advertising, promotion and packaging, the Company has built consumer and retail recognition for the Mootsies Tootsies and Mootsies Kids brand names, and management believes that Mootsies Tootsies is currently one of the largest selling brands in the moderately priced segment of the women's casual and dress footwear industry. In 1994 and 1995, the Company expanded its branded product portfolio through the introduction of the Jones New York and Jones New York Sport footwear brands. Both product lines allow the Company to capitalize on the strong brand name recognition and reputation for style, quality and value enjoyed by Jones New York in the better segments of the women's apparel industry. The Company continued its brand expansion through the acquisition of the Sam & Libby worldwide trademarks and tradenames in

1996. The Company is in the process of re-positioning the Sam & Libby brand from its prior focus on the junior women's market segment to the late 20's, career-oriented women market segment, and management believes that sales under the Sam & Libby lines should increase significantly in the future upon completion of this brand re-positioning and the introduction of additional products under such brand name. The Company believes that there is a growing demand among retailers for footwear to market under their own brand names, and the Company licensed the J.G. Hook name in 1997 to sell as a first cost product for retailers who require brand identification.

  The Company competes primarily in the women's casual and dress footwear market, which emphasizes contemporary fashion, quality and value. The Company believes that there has been a shift in the "moderate" segment of the women's casual and dress footwear market toward value priced footwear. The Company has positioned its Mootsies Tootsies line to take advantage of this shift by offering value priced footwear which reflects current fashion trends. The Sam & Libby brand is aimed at the fashion-conscious customers in the upper moderate price range which has been less affected by this shift. The Company believes that the better segment of this market has also not been as affected by this shift due to a continuing interest in higher quality and brand name products, such as the Company's Jones New York and Jones New York Sport brands.

  In April 1997, the Company entered into an agreement to operate approximately 130 retail Sam & Libby and Jones New York women's footwear stores through a joint venture, SLJ Retail LLC ("SLJ Retail"). The Company and the Butler Group Inc., a wholly owned subsidiary of General Electric Capital Corporation ("Butler"), own 49% and 51% of SLJ Retail, respectively. The Company views SLJ Retail as a significant opportunity to increase awareness of its brands, achieve greater purchasing leverage with manufacturers and potentially recognize a portion of any future profits of the joint venture. A subsidiary of the Company is the manager of SLJ Retail. Under current generally accepted accounting principles, the Company is required to account for its interest in SLJ Retail under the equity method of accounting for so long as the Company owns less than 50% of the voting equity of SLJ Retail. Under the equity method of accounting, the Company is required to record its proportionate share of SLJ Retail's net income or loss; provided, however, net losses of SLJ Retail recorded by the Company are limited to the Company's investment in and advances to SLJ Retail. Since the Company made a nominal investment in SLJ Retail, operating losses of SLJ Retail are not recorded by the Company. The Company holds an option through February 1, 2000 to purchase additional equity in SLJ Retail to increase its equity ownership to 55%, subject to achieving certain operating income levels. In the event the Company exercises such option, it could be required to consolidate SLJ Retail's and its financial statements. However, the Company does not intend to exercise such option until SLJ Retail achieves profitability, if ever.

  The Company, originally a closeout footwear business, was founded by Mr. Maxwell V. Blum in 1949 and was incorporated as Maxwell Shoe Co., Inc. in Massachusetts in 1976. During the late 1980s, the Company shifted its focus to designing, developing and marketing full lines of branded women's footwear. In order to implement this new strategy, the Company hired experienced senior management to strengthen its organizational infrastructure, developed cost-efficient product sourcing, implemented an advertising program and improved internal systems. In March 1994, Maxwell Shoe Co., Inc. became a Delaware incorporated company.

  Mr. Blum, the Chairman of the Board and Chief Executive Officer of the Company, Mr. Blum's daughters, Ms. Betty Ann Blum and Ms. Marjorie Blum, both of whom are currently officers and directors of the Company, and a trust for the benefit of Mr. Blum's wife intend to convert or exercise into shares of Class A Common Stock all of their shares of Class B Common Stock and Class A options of the Company and sell all such shares in the Offering. See "Principal and Selling Stockholders." In addition, upon consummation of the Offering, it is expected that Mr. Blum will resign as Chairman of the Board and Chief Executive Officer (but remain as a member of the Board of Directors and a consultant), Ms. Betty Ann Blum and Ms. Marjorie Blum will resign as executive officers and directors of the Company (but each will remain as an employee of the

Company through a transition period), and Mr. Mark Cocozza will become Chairman of the Board and Chief Executive Officer in addition to his existing responsibilities as President and Chief Operating Officer of the Company. See "Management--Management Changes Upon Consummation of the Offering."

  The Company's principal executive offices are located at 101 Sprague Street, P.O. Box 37, Readville (Boston), Massachusetts 02137, and its telephone number is (617) 364-5090.

                                  THE OFFERING

Common Stock Offered by the Selling Stock-
 holders.....................................  5,344,167 shares of Class A Common Stock
Common Stock to be Outstanding after the Of-
 fering......................................  7,986,524 shares of Class A Common
                                               Stock(1)(2); no shares of Class B Common
                                               Stock
Use of Proceeds..............................  The Company will not receive any proceeds from the sale of shares by Mr. Blum, Ms.
                                               Betty Ann Blum, Ms. Marjorie Blum, a trust
                                               for the benefit of Mr. Blum's wife, and Mr.
                                               Cocozza (collectively, the "Selling
                                               Stockholders"). Any proceeds to the Company
                                               from any exercise of the Underwriters'
                                               overallotment option will be used to fund
                                               increased capital expenditures and
                                               advertising, as well as for working capital
                                               and general corporate purposes.
NASDAQ Symbol................................  MAXS

--------
(1) Excludes (i) 588,412 shares of Class A Common Stock issuable upon exercise of an option that had been granted to Mr. Mark Cocozza, the President of the Company, which option had been granted in exchange for the termination of a pre-existing deferred compensation arrangement, (ii) 733,493 shares of Class A Common Stock issuable upon exercise of options to purchase shares that have been granted prior to the Offering to employees and non-employee directors of the Company, (iii) 299,150 shares of Class A Common Stock reserved for issuance upon exercise of options that have been granted under the Company's 1994 Stock Incentive Plan and (iv) 100,000 shares of Class A Common Stock issuable upon exercise of 75,000 and 25,000 options to be granted to Mr. Cocozza and Mr. James J. Tinagero, respectively, upon consummation of the Offering but includes 17,357 shares of Class A Common Stock issued upon exercise of options granted to certain employees of the Company. In December 1997, the Board of Directors amended the Company's 1994 Stock Incentive Plan to increase by 300,000 the authorized number of shares of Class A Common Stock issuable under such plan, and the stockholders of the Company approved such amendment at the April 1998 annual meeting.

(2) Does not give effect to the sale of 801,625 shares of Class A Common Stock upon any exercise of the Underwriters' overallotment option.

                         SUMMARY FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        THREE MONTHS
                                                                        ENDED JANUARY
                                   YEAR ENDED OCTOBER 31,                    31,
                         --------------------------------------------- ---------------
                          1993     1994      1995     1996      1997    1997    1998
                         ------- --------  -------- --------  -------- ------- -------
INCOME STATEMENT DATA:
 Net sales.............. $79,049 $100,931  $101,870 $104,337  $134,211 $28,764 $36,328
 Cost of sales..........  56,297   72,117    77,912   79,915    98,230  21,503  26,491
                         ------- --------  -------- --------  -------- ------- -------
 Gross profit...........  22,752   28,814    23,958   24,422    35,981   7,261   9,837
 Selling, general and
  administrative ex-
  penses(1)(2) .........  17,690   23,695    13,581   15,413    20,982   4,563   6,180
                         ------- --------  -------- --------  -------- ------- -------
 Operating income.......   5,062    5,119    10,377    9,009    14,999   2,698   3,657
 Interest expense.......     609      662       255       38       110       7      11
 Other expenses (in-
  come), net............      62     (101)      399     (579)      325      11      49
                         ------- --------  -------- --------  -------- ------- -------
 Income before income
  taxes.................   4,391    4,558     9,723    9,550    14,564   2,680   3,597
 Income taxes...........     400    1,709     3,889    3,629     5,534   1,018   1,367
                         ------- --------  -------- --------  -------- ------- -------
 Net income............. $ 3,991 $  2,849  $  5,834 $  5,921  $  9,030 $ 1,662 $ 2,230
                         ======= ========  ======== ========  ======== ======= =======
 Earnings per share(3)
  Basic ................                   $   0.77 $   0.78  $   1.19 $   .22 $   .29
                                           ======== ========  ======== ======= =======
  Diluted...............                   $   0.70 $   0.72  $   1.06 $   .20 $   .26
                                           ======== ========  ======== ======= =======
 Shares used to compute
  earnings per share(3)
  Basic.................                      7,588    7,588     7,588   7,588   7,588
                                           ======== ========  ======== ======= =======
  Diluted...............                      8,311    8,261     8,537   8,358   8,702
                                           ======== ========  ======== ======= =======

                                                                        OCTOBER 31, 1997 JANUARY 31, 1998
                                                                        ---------------- ----------------
BALANCE SHEET DATA:
 Working capital......................................................      $44,441          $44,915
 Total assets.........................................................       60,179           66,835
 Total debt (including current maturities)............................          469              438
 Total stockholders' equity...........................................      $50,635          $52,864

-------
(1) Operating results for fiscal 1993 and 1994 were significantly affected by officers' compensation expense, which totaled $8,370 and $12,381, respectively. Operating income before officers' compensation for fiscal 1993 and 1994 was $13,432 and $17,500, respectively.

(2) Includes a $7,000 one-time compensation expense incurred in the first quarter of fiscal 1994 in connection with the grant of an option to the Company's President to purchase 888,412 shares of Class A Common Stock, which option was granted in exchange for the termination of a pre-existing deferred compensation arrangement. The shares offered hereby include 300,000 shares of Class A Common Stock to be sold by the Company's President issuable pursuant to a partial exercise of such option. See "Certain Transactions."

(3) Earnings per share have not been presented for fiscal years 1993 and 1994 since such amounts are not deemed meaningful due to the significant changes in the Company's income tax status and compensation arrangements subsequent to the initial public offering in fiscal 1994. Prior to the initial public offering, as a Subchapter S corporation the Company was not required to provide for federal income taxes and incurred significantly greater officers' compensation expense. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("FAS 128"), which has been adopted beginning with the Company's first fiscal quarter of 1998. With respect to such adoption, the Company has changed the method used to compute the former primary and fully diluted earnings per share to basic and diluted earnings per share and restated all prior periods.

                                  RISK FACTORS

  This Prospectus includes or incorporates by reference forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve risks and uncertainties. These statements appear in a number of places in this Prospectus, and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the financial prospects of the Company;
(ii) trends affecting the Company's financial condition or results of operations; (iii) the Company's growth strategy and operating strategy; (iv) trends in the retail footwear industry; and (v) the declaration and payment of dividends. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors including, but not limited to, changing consumer preference, competition from other footwear manufacturers, loss of key employees, general economic conditions and adverse factors impacting the retail footwear industry and the inability by the Company to source its products due to political or economic factors or the imposition of trade or duty restrictions. The accompanying information contained in this Prospectus including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies other important factors that could cause such differences.

  An investment in the securities offered hereby involves a high degree of risk. In analyzing an investment in the securities offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the following risk factors:

CHANGING FASHION TRENDS

  The Company believes that its success depends largely on its ability to identify and interpret fashion trends as well as on its ability to anticipate and react to changing consumer tastes and preferences in a timely manner. There is no assurance that the Company will continue to be successful in these regards. In the past three fiscal years, the Company has not had a single style of footwear that has represented more than 4% of the Company's annual net sales. There can be no assurance that the Company will be able to continue to develop successful styles in the future or that a chosen style will result in sales of the Company's footwear since the Company normally chooses styles for its footwear up to 12 months in advance of the arrival of such footwear in retail stores. The Company attempts to reduce the risks of changing fashion trends and product acceptance through market research and development and testing of a broad range of styles. The Company places orders for footwear with its manufacturers prior to the time the Company has received customers' orders for such footwear. See "--Risk of Obsolete Inventory." If the Company misjudges the market for its product lines, the Company could experience poor orders from its customers, resulting in excess inventories, or its customers could experience poor sell-through of the Company's products at the retail level, resulting in customer requests for allowances from the Company. Disposal of unsold inventories at unfavorable prices or excessive allowances could have a material adverse effect on the Company's financial condition or results of operations.

POSSIBLE TERMINATION OF AND RESTRICTIONS UNDER THE JONES NEW YORK LICENSE AGREEMENT

  In fiscal 1996 and fiscal 1997, Jones New York and Jones New York Sport footwear sales accounted for 23% and 24%, respectively, of the Company's total net sales. In the first quarter of fiscal 1998 and fiscal 1997, Jones New York and Jones New York Sport footwear sales accounted for 25.9% and 27.4%, respectively, of the Company's total net sales. The license agreement under which the Company has the right to manufacture and market its Jones New York and Jones New York Sport footwear (the "Jones License Agreement") expires in December 2002, unless the Company exercises one of its three five-year options to renew through December 2017. There is no assurance that the Jones License Agreement would not be terminated prior to its expiration date or that the Company would meet the necessary pre-conditions contained in such agreement in order to exercise its option to renew such agreement. A breach by the

Company of its obligations under the Jones License Agreement would permit the licensor to terminate such agreement. The Jones License Agreement could also be terminated by the licensor for certain other reasons, including any termination (including pursuant to resignation) of Mr. Cocozza's employment as Chief Executive Officer of the Company or the beneficial ownership of any one stockholder or affiliated group of beneficial stockholders of 15% or more of the Company's voting stock. Termination of the Jones License Agreement would require the Company to discontinue its Jones New York and Jones New York Sport footwear lines, which would have a material adverse effect on the Company's financial condition or results of operations. The Jones License Agreement prohibits the Company from manufacturing, selling, distributing or promoting merchandise that would compete as to style, price or quality with the Jones New York and Jones New York Sport footwear lines. Hence, the Company is restricted from expanding its brand portfolio and acquiring new product lines in the Jones New York and Jones New York Sport women's footwear market segments while this license is in effect. Because of the 15% beneficial ownership restriction under the Jones License Agreement, the Company may also be limited in its ability to use its Common Stock to finance any acquisition of brands in the future. In addition, use of any materials, designs, styles, packaging or advertising by the Company in connection with Jones New York and Jones New York Sport footwear lines is subject to approval by the licensor in its sole discretion based solely on its subjective standards. There is no assurance that such approval can be obtained in each instance or, if obtained, maintained for the duration of the term of the agreement. See "Business--License Agreements--Jones New York."

COMPETITION

  The women's and kids' fashion footwear markets are highly competitive. The Company's products compete with other branded footwear as well as with private label footwear sold by many large retailers, including some of the Company's customers. Many of the Company's competitors have substantially greater financial, distribution and marketing resources, as well as greater consumer brand awareness than the Company. In addition, the general availability of contract manufacturing capacity allows easy access by new market entrants. See "Business--Competition."

IMPACT OF FOREIGN OPERATIONS; CHINA MANUFACTURING

  The Company does not own or operate any manufacturing facilities. Substantially all of the Company's products are currently manufactured by independent contractors located in the People's Republic of China ("China"), Brazil, Italy, and Spain. As a result, the Company's import operations are subject to compliance with all relevant laws and regulations enforced by the United States Customs Service, as well as customary risks of doing business abroad, including fluctuations in the value of currencies, increases in customs duties and related fees resulting from position changes by the United States Customs Service, import controls and trade barriers (including the unilateral imposition of import quotas), restrictions on the transfer of funds, work stoppages and, in certain parts of the world, political instability causing disruption of trade from the countries in which the Company's suppliers are located.

  In addition, the Company's ability to cost-effectively produce or obtain products from manufacturers in China, which currently manufactures approximately 83% of the Company's products, is subject to retention by China of its "most favored nation" ("MFN") tariff status and its compliance with certain other requirements. Pursuant to MFN status, products imported by the Company from China currently receive the lower tariff rates made available to most of the United States' major trading partners. In the case of China, however, this MFN treatment is made possible under the Trade Act of 1974 by virtue of certain Presidential findings that waive restrictions that would otherwise render China ineligible for MFN treatment. China's MFN status is reviewed annually. Although the President has waived these restrictions each year since 1979, there can be no assurance that China will continue to enjoy MFN status in the future. If goods manufactured in China enter the United States without the benefit of MFN treatment, such goods will be subject to significantly higher duty rates, ranging between 20% and 66% of customs value. Any such increased duties or tariffs could significantly increase the cost or reduce the supply of goods from China. In addition, the United States Trade Representative is monitoring China due to concerns regarding the protection of intellectual property rights and market barriers to United States exports to and investments in China. China's failure to comply with the terms of agreements entered into with the United States regarding these matters could result in sanctions against China, and the imposition of new duties on certain imports from China potentially including shoes made for the Company. Any significant increase in duties or tariffs on the Company's products could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Restrictions on Imports."

  Historically, instability in the political and economic environments of the countries in which the Company obtains its products has not had a material adverse effect on the Company's operations. The Company cannot predict, however, the effect that future changes in economic or political conditions in such countries could have on its relationships with its manufacturers. Although the Company believes that it could find alternative manufacturing sources, establishment of new manufacturing relationships would involve various uncertainties and the loss of a substantial portion of its manufacturing capacity could have a material adverse effect on the Company's financial condition or results of operations. The Company continually explores the availability and feasibility of alternative locations around the world to manufacture its products.

  Although the majority of the goods sold by the Company are not currently subject to quotas, countries in which the Company's products are manufactured may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products and the United States may impose new duties, tariffs and other restrictions on imported products, any of which could adversely affect the Company's operations and its ability to import its products at the Company's current or increased quantity levels. In accordance with the Harmonized Tariff Schedule, a fixed duty structure in effect for the United States, the Company pays import duties on its products ranging from approximately 10% to 37.5%, depending on the principal component of the product. Other restrictions on the importation of footwear and the Company's other products are periodically considered by the United States Congress and no assurances can be given that tariffs or duties on the Company's goods may not be raised, resulting in higher costs to the Company, or that import quotas with respect to such goods may not be imposed or made more restrictive.

RISK OF DEPENDENCE ON BUYING AGENTS AND MANUFACTURERS

  While the Company believes it has established strong working relationships with its buying agents and foreign manufacturers, the Company has not entered into contracts with any of them. Since the Company relies on its buying agents for sourcing the manufacturing of most of the products it sells, the loss of any of its agents, one or more of whom in any fiscal year may coordinate the manufacturing of a substantial portion of the Company's products, could impair the Company's ability to obtain quality products, which would have a material adverse effect on the Company's financial condition and results of operations. In addition, loss of one or more of its manufacturers could cause the Company to experience a temporary increase in costs, decline in product quality, shortage of products or delays in deliveries of its products, any of which could have an adverse effect on the Company's financial condition or results of operations. For the fiscal year ended October 31, 1997 and the quarter ended January 31, 1998, Universal Max Trading, a company based in Taiwan and the Company's principal buying agent in China, was responsible for approximately 55% and 48%, respectively, of the Company's footwear products. The loss of Universal Max Trading could have a material adverse effect on the Company and its business. Although the Company's ability to obtain products has not been materially affected by competition with other footwear companies for production facilities and the Company's manufacturers currently are able to meet the Company's production requirements, no assurance can be given that the Company will continue to be able to obtain sufficient product quantities in the future. See "Business--Manufacturing."

RISK OF OBSOLETE INVENTORY

  In order to minimize purchasing costs, the Company places approximately a third of its footwear orders with its manufacturers well in advance of receiving customers' orders. In addition, an order may be canceled by the customer up until the time the customer accepts delivery of the merchandise. Therefore, the Company has no assurance that it will be able to sell footwear ordered from its manufacturers or its inventory on hand. As of January 31, 1998, the Company had $30.0 million of open purchase orders at first cost with its manufacturers and $25.7 million of inventory at landed cost.

DEPENDENCE ON GENERAL ECONOMIC CONDITIONS AND SLUGGISH RETAIL ENVIRONMENT

  The Company's operating results during any given period depend significantly on the ability and willingness of consumers to spend money on footwear, which may be adversely affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. Although the Company has not experienced a recent slowdown in retail sell-through of its products, such a slowdown could occur in the future, and if it were to occur, could have a material adverse effect on the Company's financial position or results of operations.

  The Company, like many of its competitors, primarily sells to major retailers, some of whom have experienced financial difficulties, including bankruptcy. Although to date the financial difficulties of these retailers have not had a material adverse effect on the Company, the Company cannot predict what effect the future financial condition of such retailers will have on the business of the Company. No assurance can be given that the Company's bad debt expense will not be material in the future.

NO ASSURANCE OF CONTINUED RATE OF GROWTH

  The Company has enjoyed rapid growth over the last year. However, the Company remains vulnerable to a variety of business risks generally associated with rapidly growing companies as well as risks related to the broadening of product offerings and marketing of new brands. Therefore, the Company's past growth cannot be assumed to be indicative of its future operating results. In addition, failure to upgrade operating and control systems or unexpected difficulties encountered during expansion could adversely affect the Company's financial position or results of operations.

  As part of its growth strategy, the Company seeks to acquire or license additional brands in the future. There can be no assurance that the Company will be able to identify such brands or successfully negotiate or finance the acquisition or licensing of such brands. Specifically, the Company may be limited in its ability to use its Common Stock to finance any acquisition of brands because of the 15% beneficial ownership limitation under the Jones License Agreement. See "--Possible Termination of and Restrictions Under the Jones New York License Agreement." In addition, even if the Company can successfully acquire or license additional brands, there is no assurance that the Company will be able to generate any revenues or profits from such acquisition or license. See "Business--Business Strategy."

RELIANCE ON KEY CUSTOMERS

  The Company's largest customer, The TJX Companies, Inc. ("TJX"), the successor entity from the combination of Marshall's and T.J. Maxx, accounted for 22%, 19%, 30% and 19% of the Company's net sales in fiscal 1996, fiscal 1997, the first quarter of fiscal 1997 and the first quarter of fiscal 1998, respectively, including revenues from closeouts. The Company's top three customers accounted for 35%, 32%, 43% and 36% of net sales for fiscal 1996, fiscal 1997, the first quarter of fiscal 1997 and the first quarter of fiscal 1998, respectively. While the Company seeks to build long-term customer relationships, revenues from any particular customer can fluctuate from period to period due to such customer's purchasing patterns. In addition, the Company believes that although purchasing decisions have generally been made independently by each department store customer, there is a trend among department store customers toward more centralized purchasing decisions. The retail industry has also periodically experienced consolidation, and any future consolidation may result in loss of customers of the Company and lower profit margins on the Company's footwear. In the future, the Company's wholesale customers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail industry. Any termination or significant disruption of the Company's relationships with one or more of the Company's major customers could have a material adverse effect on the Company's financial condition or results of operations. See Note 1 of "Notes to Consolidated Financial Statements."

DEPENDENCE ON KEY PERSONNEL

  The future success of the Company is largely dependent on the talent and efforts of certain members of the Company's senior management team, including Mr. Mark Cocozza, 49, President and Chief Operating Officer and prospective Chairman of the Board and Chief Executive Officer, Mr. James Tinagero, 45, Executive Vice President, Mr. Richard Bakos, 50, Chief Financial Officer, Mr. Bradley Finn, 44, Division Executive for Mootsies Tootsies brands, Mr. Richard Brandt, 36, Division Executive for Jones New York brands and Mr. Stephen Souza, 33, Division Executive for the Sam & Libby brands. The loss of the services of any of these people could have a material adverse effect on the Company's financial condition or results of operations. The Jones License Agreement may be terminated by the licensor if Mr. Cocozza is not the Chief Executive Officer of the Company at any time after the consummation of the Offering. Any termination of the Jones License Agreement would have a material adverse effect on the Company's financial condition and results of operations. See "--Possible Termination of and Restrictions Under the Jones New York License Agreement." The Company does not have employment contracts with any of its personnel other than with Mr. Cocozza and Mr. Tinagero, and none of the Company's personnel except Mr. Cocozza and Mr. Tinagero, are subject to noncompetition agreements. Despite such employment agreements with Messrs. Cocozza and Tinagero, there is no assurance that the Company will be able to retain their services. See "Management--Employment Agreements." The Company has a $3 million key-man life insurance policy covering Mr. Cocozza but otherwise does not maintain key-man life insurance on the lives of any of its personnel.

RISK OF SLJ RETAIL

  Any failure by the Company to successfully operate the SLJ Retail women's footwear stores may result in substantial net losses for SLJ Retail in the future, although the Company's financial loss is limited to its initial nominal investment of $4,325 if the Company continues to own less than 50% of the voting equity of SLJ Retail. Under current generally accepted accounting principles, the Company is required to account for its interest in SLJ Retail under the equity method of accounting for so long as the Company owns less than 50% of the voting equity of SLJ Retail. Under the equity method of accounting, the Company is required to record its proportionate share of SLJ Retail's net income or loss; provided, however, net losses of SLJ Retail recorded by the Company are limited to the Company's investment in and advances to SLJ Retail. Any failure of SLJ Retail to execute its retail strategy may adversely affect consumer perception of the Company's Sam & Libby brand and the Jones New York and Jones New York Sport brands and adversely impact the Company's sales of footwear under these brand names. The Company's ability to successfully operate the SLJ Retail women's footwear stores in the future will depend on various factors, including general economic and business conditions affecting consumer spending, the performance of SLJ Retail's operations, the acceptance by consumers of SLJ Retail's concepts and the ability of the Company to manage such operations and hire and train personnel. Although certain members of the Company's management team have had significant retail experience prior to joining the Company, the Company itself has no prior experience managing or operating a national chain of retail women's footwear stores. There is no assurance that the Company will be able to successfully operate SLJ Retail.

  Under the Services Agreement with SLJ Retail, Mr. Cocozza and Mr. Tinagero are each required to devote 25% of their time to SLJ Retail's business. There is no assurance that such devotion of Messrs. Cocozza's and Tinagero's time to SLJ Retail will not adversely affect the Company's financial condition and results of operations. Under the Option Agreement among the Company, SLJ Retail and Butler, Butler has certain rights, expiring on the fifth anniversary of the date of the Option Agreement, to require the Company to purchase all or a portion of its interest in SLJ Retail for cash or Common Stock of the Company at a price to be computed using a pre-determined multiple of SLJ Retail's cash flow. There is no assurance that any exercise by Butler of its rights under such Option Agreement would not have a material adverse effect on the Company's financial condition and results of operations.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including timing of orders, sensitivity to general economic conditions, the health of the retail industry, the relative mix of different products with differing margins, clients' order patterns, changes in the pricing strategies of the Company, foreign currency fluctuations and other costs relating to the expansion of brands. Many of these factors are outside of the Company's control. The Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which could have a material adverse effect on the Company's financial condition or results of operations. For the foregoing reasons, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. It is possible that, in certain future quarters, the Company's operating results may be below the expectations of public market analysts and investors. In such an event, the price of the Class A Common Stock would likely be materially adversely affected.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Upon completion of this Offering, the Company will have outstanding 7,986,524 shares of Class A Common Stock, all of which will be freely tradable. In addition, 588,412 shares of Class A Common Stock will be issuable upon exercise of an option granted to the Company's President, Mr. Mark Cocozza, all of which shares will be restricted stock for purposes of the Securities Act. The President's option is currently exercisable until January 6, 2010, and the Company has agreed to separately register under the Securities Act on Form S-8 (if available) the 588,412 shares of Class A Common Stock issuable upon exercise of Mr. Cocozza's option. Such shares will thereafter be eligible for resale. Furthermore, 200,000 shares of Class A Common Stock will be issuable upon exercise of an option granted to Mr. James Tinagero, the Company's Executive Vice President, all of which shares have been registered under the Securities Act. Such option will become exercisable upon a change of control of the Company, and hence, such option will become exercisable upon the consummation of this Offering. Upon consummation of the Offering, the Company will grant to Messrs. Cocozza and Tinagero 75,000 and 25,000 additional stock options, respectively, subject to certain time and other vesting provisions. The Company will register under the Securities Act on Form S-8 such 100,000 shares issuable upon exercise of these additional 100,000 options. See "Description of Capital Stock--Registration Rights;" "Shares Eligible for Future Sale" and "Underwriting."

  No prediction can be made as to the effect that future sales of Class A Common Stock, or the availability of shares of Class A Common Stock for future sales, will have on the market prices for the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock, or the perception that such sales could occur could impair the Company's ability to raise capital through the future sale of its equity securities.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying, deterring or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. For example, under the Certificate of Incorporation, the Board of Directors is authorized to issue 1,000,000 shares of one or more classes of Preferred Stock having such designations, rights and preferences as may be determined by the Board of Directors and which could adversely affect the voting power or other rights of the holders of Class A Common Stock. Further, certain provisions of Delaware law may also discourage third party attempts to acquire control of the Company. See "Description of Capital Stock."

FOREIGN CURRENCY FLUCTUATIONS; FORWARD EXCHANGE CONTRACTS

  The Company generally purchases its products in U.S. dollars. However, the Company sources a significant amount of its products overseas and, as a result, the cost of these products may be affected by changes in the value of the relevant currencies. The Company, from time to time, hedges certain exposures to changes in foreign currency exchange rates arising in the ordinary course of business. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on the Company's financial condition or results of operations. The Company has entered into forward exchange contracts in anticipation of future purchases of inventory denominated in foreign currency, principally the Spanish peseta. Maximum risk of loss on these contracts is the amount of the difference between the spot rate at the date of contract delivery and the contracted rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ABSENCE OF DIVIDENDS

  The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and development of its business and has no current intention to pay cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of shares by the Selling Stockholders, other than approximately $1,100,000 which the Company will receive as a result of option exercises prior to the consummation of the Offering.

  If the Underwriters' overallotment option is exercised, the proceeds to the Company from the sale of 801,625 shares of Class A Common Stock in connection therewith are estimated to be approximately $14,430,000 (based on the closing price of the Company's Class A Common Stock on April 21, 1998) excluding estimated underwriting discounts and commissions and estimated expenses of this Offering. Based upon the Company's estimates of its cash flow and cash usage prior to the completion of this Offering, the Company estimates that, of the net proceeds, the Company will use (i) approximately $4.0 million to fund capital expenditures, (ii) $1.0 million to fund increased advertising costs and
(iii) the remainder for working capital and general corporate purposes. Pending such uses, the Company will invest any Offering proceeds in short-term, interest-bearing securities.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Class A Common Stock is traded on the NASDAQ National Market System under the symbol MAXS. The following table sets forth for the periods indicated the range of high and low sale prices of the Class A Common Stock as reported by
NASDAQ:

                                                                    HIGH   LOW
                                                                   ------ ------
       Fiscal 1996
         First quarter............................................  7      4 3/4
         Second quarter...........................................  6      4 1/2
         Third quarter............................................  7 3/8  5
         Fourth quarter...........................................  6 3/4  6 1/8
       Fiscal 1997
         First quarter............................................  8 3/8  6 1/2
         Second quarter...........................................  8 3/4  7 1/8
         Third quarter............................................ 13      7 1/2
         Fourth quarter........................................... 15     10 3/4
       Fiscal 1998
         First quarter ........................................... 16 3/4 10 1/2
         Second quarter (through April 21, 1998).................. 19 1/2 13 7/8

  On April 21, 1998, the last sale price of the Class A Common Stock, as reported by NASDAQ was $18.00 per share. There is currently no established public trading market for the Company's Class B Common Stock and it is contemplated that there will be no stockholders of record or otherwise of the Class B Common Stock after the consummation of the Offering. As of April 21, 1998, there were approximately 1,400 holders of the Class A Common Stock, including the beneficial owners of shares held in nominee accounts.

                                DIVIDEND POLICY

  The Company has not paid cash dividends on the Common Stock to date since the payment of certain distributions to the Selling Stockholders in connection with the termination of the S corporation status of the Company prior to the consummation of the Company's initial public offering. In addition, because the Company currently intends to retain any earnings for development of its business, the Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. Any determination to pay cash dividends on the Common Stock in the future will be at the sole discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions.

                                 CAPITALIZATION

  The following table sets forth the (i) actual short-term indebtedness and capitalization of the Company at January 31, 1998, and (ii) the short-term indebtedness and capitalization of the Company as of January 31, 1998 as adjusted to reflect the conversion of all Class B Common Stock to Class A Common Stock upon the consummation of the Offering and the exercise of options to purchase 380,850 shares of Class A Common Stock. This table should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS,
                                                            EXCEPT SHARE DATA)
Short-term debt, including current maturities.............. $   125   $   125
                                                            =======   =======
Long-term debt, excluding current maturities............... $   313   $   313
Stockholders' equity:
 Preferred stock, par value $.01 per share, 1,000,000
  shares authorized; none outstanding......................     --        --
 Class A Common Stock, par value $.01 per share, 20,000,000
  shares authorized; 2,525,000 outstanding (7,969,167 as
  adjusted) (1)............................................      25        80
 Class B Common Stock, par value $.01 per share, 10,000,000
  shares authorized; 5,063,317 outstanding (none as
  adjusted)(2).............................................      51       --
 Additional paid-in capital................................  27,312    28,402
 Retained earnings.........................................  25,476    25,476
                                                            -------   -------
    Total stockholders' equity ............................  52,864    53,958
                                                            -------   -------
      Total capitalization................................. $53,177   $54,271
                                                            =======   =======

--------
(1) Excludes (i) 588,412 shares of Class A Common Stock issuable upon exercise of an option that has been granted to Mr. Mark Cocozza, the President of the Company, which option had been granted in exchange for the termination of a pre-existing deferred compensation arrangement, (ii) 733,493 shares of Class A Common Stock issuable upon exercise of options to purchase shares that have been granted prior to the Offering to employees and non-employee directors of the Company, (iii) 299,150 shares of Class A Common Stock reserved for issuance upon exercise of options that have been granted under the Company's 1994 Stock Incentive Plan, (iv) 801,625 shares of Class A Common Stock issuable upon exercise of an over-allotment option granted to the Underwriters and (v) 100,000 shares of Class A Common Stock issuable upon exercise of 75,000 and 25,000 options to be granted to Messrs. Cocozza and Tinagero, respectively, upon consummation of the Offering but includes 17,357 shares of Class A Common Stock issued upon exercise of options that have been granted to certain employees of the Company. In December 1997, the Board of Directors amended the Company's 1994 Stock Incentive Plan to increase by 300,000 the authorized number of shares of Class A Common Stock issuable under such plan, and the stockholders of the Company approved such amendment at the April 1998 annual meeting.

(2) As soon as practicable after the consummation of the Offering, the Company intends to seek stockholder approval to amend its Certificate of Incorporation to eliminate the authorization for the issuance of Class B Common Stock. Consequently, assuming the implementation of such amendment, the Company will have only one class of Common Stock and one class of Preferred Stock. See "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company with respect to the statements of income for the years ended October 31, 1995, 1996 and 1997 and the balance sheets at October 31, 1996 and 1997 are derived from the consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein, and are qualified by reference to such consolidated financial statements and notes related thereto. The selected consolidated financial data of the Company with respect to the statements of income for the years ended October 31, 1993 and 1994 and the balance sheets at October 31, 1993, 1994 and 1995 are derived from the audited consolidated financial statements of the Company which are not included or incorporated by reference herein. The following selected consolidated financial data of the Company with respect to the statements of income for the quarters ended January 31, 1997 and 1998 and the balance sheets at January 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company included elsewhere herein, which, in the opinion of the Company's management, include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for such periods. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                        THREE MONTHS
                                                                            ENDED
                                   YEAR ENDED OCTOBER 31,                JANUARY 31,
                         --------------------------------------------- ---------------
                          1993     1994      1995     1996      1997    1997    1998
                         ------- --------  -------- --------  -------- ------- -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
  Net sales............. $79,049 $100,931  $101,870 $104,337  $134,211 $28,764 $36,328
  Cost of sales.........  56,297   72,117    77,912   79,915    98,230  21,503  26,491
                         ------- --------  -------- --------  -------- ------- -------
  Gross profit..........  22,752   28,814    23,958   24,422    35,981   7,261   9,837
  Selling, general and
   administrative
   expenses(1)(2) ......  17,690   23,695    13,581   15,413    20,982   4,563   6,180
                         ------- --------  -------- --------  -------- ------- -------
  Operating income......   5,062    5,119    10,377    9,009    14,999   2,698   3,657
  Interest expense......     609      662       255       38       110       7      11
  Other expense
   (income), net........      62     (101)      399     (579)      325      11      49
                         ------- --------  -------- --------  -------- ------- -------
  Income before income
   taxes................   4,391    4,558     9,723    9,550    14,564   2,680   3,597
  Income taxes..........     400    1,709     3,889    3,629     5,534   1,018   1,367
                         ------- --------  -------- --------  -------- ------- -------
  Net income ........... $ 3,991 $  2,849  $  5,834 $  5,921  $  9,030 $ 1,662 $ 2,230
                         ======= ========  ======== ========  ======== ======= =======
  Earnings per share(3)
  Basic.................                   $   0.77 $   0.78  $   1.19 $   .22 $   .29
                                           ======== ========  ======== ======= =======
  Diluted...............                   $   0.70 $   0.72  $   1.06 $   .20 $   .26
                                           ======== ========  ======== ======= =======
  Shares used to compute
   earnings per share(3)
  Basic.................                      7,588    7,588     7,588   7,588   7,588
                                           ======== ========  ======== ======= =======
  Diluted...............                      8,311    8,261     8,537   8,358   8,702
                                           ======== ========  ======== ======= =======

                                          OCTOBER 31,               JANUARY 31,
                            --------------------------------------- -----------
                             1993    1994    1995    1996    1997      1998
                            ------- ------- ------- ------- ------- -----------
BALANCE SHEET DATA:
  Working capital.......... $15,967 $28,770 $35,097 $35,523 $44,441   $44,915
  Total assets.............  27,926  36,621  39,979  46,920  60,179    66,835
  Total debt (including
   current maturities).....   8,279     123     787     611     469       438
  Total stockholders'
   equity.................. $14,623 $29,850 $35,684 $41,605 $50,635   $52,864

--------
(1) Operating results for fiscal 1993 and 1994 were significantly affected by officers' compensation expense, which totaled $8,370 and $12,381, respectively. Operating income before officers' compensation for fiscal 1993 and 1994 was $13,432 and $17,500, respectively.

(2) Includes a $7,000 one-time compensation expense incurred in the first quarter of fiscal 1994 in connection with the grant of an option to the Company's President to purchase 888,412 shares of Class A Common Stock, which option was granted in exchange for the termination of a pre-existing deferred compensation arrangement. The shares offered hereby include 300,000 shares of Class A Common Stock to be sold by the Company's President issuable pursuant to a partial exercise of such option. See "Certain Transactions."

(3) Earnings per share have not been presented for fiscal years 1993 and 1994 since such amounts are not deemed meaningful due to the significant changes in the Company's income tax status and compensation arrangements subsequent to the initial public offering in fiscal 1994. Prior to the initial public offering, as a Subchapter S corporation the Company was not required to provide for federal income taxes and incurred significantly greater officers' compensation expense. In February 1997, the Financial Accounting Standards Board issued FAS 128, which has been adopted beginning with the Company's first fiscal quarter of 1998. With respect to such adoption, the Company has changed the method used to compute the former primary and fully diluted earnings per share to basic and diluted earnings per share and restated all prior periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's net sales have increased each year since 1987, and in fiscal 1997, the Company's net sales and net income increased 28.7% and 52.5%, respectively, as compared to fiscal 1996. In the first quarter of fiscal 1998, the Company's net sales and net income increased 26.3% and 34.2%, respectively, as compared to the first quarter of fiscal 1997. These increases were primarily due to significant increases in branded sales of Mootsies Tootsies, Sam & Libby, Jones New York and Jones New York Sport footwear. Management believes that (i) the increased consumer demand for Mootsies Tootsies, Jones New York and Jones New York Sport footwear, (ii) the introduction of the Sam & Libby footwear lines in 1997 and (iii) the Company's ability to design and develop contemporary footwear to meet changing consumer demands contributed to this positive performance.

  In April 1997, the Company entered into an agreement to operate approximately 130 retail women's footwear stores through the SLJ Retail joint venture. Under current generally accepted accounting principles, the Company is required to account for its interest in SLJ Retail under the equity method of accounting for so long as the Company owns less than 50% of the voting equity of SLJ Retail. Under the equity method of accounting, the Company is required to record its proportionate share of SLJ Retail's net income or loss; provided, however, net losses of SLJ Retail recorded by the Company are limited to the Company's investment in and advances to SLJ Retail. Since the Company made a nominal investment in SLJ Retail, operating losses of SLJ Retail are not recorded by the Company. The Company holds an option through February 1, 2000 to purchase additional equity in SLJ Retail to increase its equity ownership to 55%, subject to achieving certain operating income levels. In the event the Company exercises such option, it could be required to consolidate SLJ Retail's and its financial statements. However, the Company does not intend to exercise such option until SLJ Retail achieves profitability, if ever. Under the Option Agreement among the Company, SLJ Retail and Butler, Butler has certain rights, expiring on the fifth anniversary of the date of the Option Agreement, to require the Company to purchase all or a portion of its interest in SLJ Retail for cash or Common Stock of the Company at a price to be computed using a pre-determined multiple of SLJ Retail's cash flow. There is no assurance that any exercise by Butler of its rights under such Option Agreement would not have a material adverse effect on the Company's financial condition and results of operations.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("FAS 128"), which has been adopted beginning with the Company's first fiscal quarter of 1998. With respect to such adoption, the Company has changed the method used to compute the former primary and fully diluted earnings per share to basic and diluted earnings per share and restated all prior periods.

  The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including timing of orders, sensitivity to general economic conditions, the health of the retail industry, different products with differing margins, clients' order patterns, changes in the pricing strategies of the Company, foreign currency fluctuations and other costs relating to the expansion of brands. Many of these factors are outside of the Company's control, and the Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which could have a material adverse effect on the Company's financial condition or results of operations. For the foregoing reasons, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

  The following is a summary of unaudited quarterly results for the fiscal years ended October 31, 1996 and October 31, 1997 and the quarter ended January 31, 1998.

                                                      QUARTER ENDED
                                         ---------------------------------------
                                                      APRIL   JULY
                                         JANUARY 31,   30,     31,   OCTOBER 31,
                                         ----------- ------- ------- -----------
                                                     (IN THOUSANDS)
     Fiscal 1996
       Net sales........................   $23,705   $26,774 $30,222   $23,636
       Gross profit.....................     5,821     5,917   7,009     5,675
       Net income.......................     1,452     1,530   1,920     1,019
       Net income per share
         Basic..........................   $   .19   $   .20 $   .25   $   .13
                                           =======   ======= =======   =======
         Diluted........................   $   .18   $   .19 $   .23   $   .12
                                           =======   ======= =======   =======
     Fiscal 1997
       Net sales........................   $28,764   $31,073 $36,833   $37,541
       Gross profit.....................     7,261     9,161  10,173     9,386
       Net income.......................     1,662     2,190   2,965     2,213
       Net income per share
         Basic..........................   $   .22   $   .29 $   .39   $   .29
                                           =======   ======= =======   =======
         Diluted........................   $   .20   $   .26 $   .35   $   .25
                                           =======   ======= =======   =======
     Fiscal 1998
       Net sales........................   $36,328
       Gross profit.....................     9,837
       Net income.......................     2,230
       Net income per share
         Basic..........................   $   .29
                                           =======
         Diluted........................   $   .26
                                           =======

RESULTS OF OPERATIONS

  The following table sets forth net sales by product line or category of business:

                                                                      THREE MONTHS ENDED
                                  YEAR ENDED OCTOBER 31,                  JANUARY 31,
                          ----------------------------------------  ------------------------
                              1995          1996          1997         1997         1998
                          ------------  ------------  ------------  -----------  -----------
                                        (IN MILLIONS--EXCEPT PERCENTAGES)
Mootsies Tootsies.......  $ 65.6  64.4% $ 60.8  58.3% $ 71.0  52.9% $15.4  53.4% $15.9  43.8%
Jones New York Footwear.    17.2  16.9    24.0  23.0    32.2  24.0    7.9  27.4    9.4  25.9
Sam & Libby.............     --    --      --    --     14.6  10.9    2.3   8.0    3.3   9.1
Private Label Footwear..    12.9  12.7    14.5  13.9    13.6  10.1    2.6   9.0    6.7  18.5
Closeout................     6.2   6.0     5.0   4.8     2.8   2.1     .6   2.2    1.0   2.7
                          ------ -----  ------ -----  ------ -----  ----- -----  ----- -----
                          $101.9 100.0% $104.3 100.0% $134.2 100.0% $28.8 100.0% $36.3 100.0%
                          ====== =====  ====== =====  ====== =====  ===== =====  ===== =====

 Three Months Ended January 31, 1998 Compared to Three Months Ended January 31, 1997

  Net sales were $36.3 million for the three months ended January 31, 1998 compared to $28.8 million for the same period in the prior year, an increase of 26.3%. The net sales increase was due primarily to a $4.1 million increase in the net sales of private label footwear and a $3.0 million increase in the net sales of the Company's branded footwear as compared to the same period in the prior year.

  Gross profit in the first quarter of fiscal 1998 was $9.8 million compared to $7.3 million in the first quarter of fiscal 1998, or 27.1% of net sales as compared to 25.2% for the same quarter in 1997. The increase in gross margins for the first quarter of fiscal 1998 was due to improved gross margins in the branded lines of footwear.

  Selling, general and administrative expenses increased $1.6 million during the first quarter of fiscal 1998 due to increased selling commissions and shipping expenses related to the increased net sales volume and start up costs of new warehouse facilities. Advertising expense increased by $0.3 million due to increased activity and in store point of sale promotion items.

  The Company has accrued an effective income tax rate of 38% for the relevant periods in fiscal years 1998 and 1997.

  At January 31, 1998 and 1997, the Company had unfilled customer orders (backlog) of $59.4 million and $47.1 million respectively, an increase of 26.1%. The backlog at a particular time is affected by a number of factors, including seasonality and the scheduling of manufacturing and shipment of products. Orders generally may be canceled by customers without financial penalty. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments to customers. The Company expects that substantially all of its backlog at January 31, 1998 will be shipped within six months from such date.

 Fiscal 1997 Compared to Fiscal 1996

  Net sales were $134.2 million in fiscal 1997 compared to $104.3 million in fiscal 1996, an increase of 28.7%. This increase was due to a 34.2% and 16.8% rise in net sales of Jones New York and Mootsies Tootsies footwear, respectively, over the prior year, and the additional $14.6 million in net sales generated by the Sam & Libby division, offset by a decrease of 6.2% in net sales generated by private label footwear.

  Gross profit was $36.0 million in fiscal 1997 compared to $24.4 million in fiscal 1996, an increase of 47.5%. Gross margins also increased in fiscal 1997 from fiscal 1996 due to improved gross margins in the branded lines of footwear and a decrease in the proportion of net sales derived from lower margin private label sales.

  Selling, general and administrative expenses increased $5.6 million during fiscal 1997 from fiscal 1996 due to an increase in aggregate compensation and corresponding fringe benefits expenses resulting from the addition of new personnel required for the launching of the Company's Sam & Libby division and administrative charges relating to increased net sales and improved profitability.

  Other expenses were $0.3 million for fiscal 1997 compared to other income of $0.6 million for fiscal 1996. During fiscal 1997, amortization expense relating to the acquisition of the Sam & Libby trademark was $0.4 million and losses of $0.1 million were realized from foreign exchange contracts, offset by $0.1 million in interest income from cash equivalents. During fiscal 1996, the account was comprised principally of net gains from forward exchange contracts entered into in anticipation of future purchase of inventory denominated in foreign currencies and interest income from the investment of cash equivalents. In fiscal 1997, other expenses included interest expense of $0.1 million compared to $38,000 for fiscal 1996. Interest expense in fiscal 1997 was incurred for capital leases and short term borrowings. The Company had no short term borrowings in fiscal 1996.

 Fiscal 1996 Compared to Fiscal 1995

  Net sales were $104.3 million in fiscal 1996 compared to $101.9 million in fiscal 1995, an increase of 2.4%. Net sales for the Jones New York footwear lines of business in fiscal 1996 increased 39.5% over fiscal 1995 net sales. Private label net sales in fiscal 1996 increased 12.4% over fiscal 1995 net sales. These net sales increases were offset by a 7.3% decrease in Mootsies Tootsies net sales for fiscal 1996 from fiscal 1995. The average selling price per pair of shoes sold increased 2.3% in fiscal 1996 over the fiscal 1995 average selling price per pair.

  Gross profit was $24.4 million in fiscal 1996 compared to $24.0 million in fiscal 1995, an increase of 1.7%. Gross margin was substantially unchanged from fiscal 1996 to fiscal 1995.

  Selling expenses were $5.3 million in fiscal 1996 compared to $4.8 million in fiscal 1995. As a percentage of net sales, selling expenses increased to 5.1% in fiscal 1996 from 4.7% in fiscal 1995 due to the expenses associated with launching the Company's Sam & Libby brand and increased advertising expense. General and administrative expenses were $8.0 million in fiscal 1996 compared to $7.0 million in fiscal 1995, an increase of 14.8%. As a percentage of sales, general and administrative expenses increased to 7.7% in fiscal 1996 from 6.8% in fiscal 1995. The increase in expense was due to the higher salaries and corresponding fringe benefit increases resulting from the addition of new personnel associated with launching the Company's Sam & Libby brand and administrative charges which are volume related.

  Interest expense was less than $0.1 million in fiscal 1996 compared to $0.3 million in fiscal 1995. This decrease was due to the Company being able to rely on cash provided by operating activities to fund its working capital requirements throughout the year.

  Other income was $0.6 for fiscal 1996 compared to other expense of $0.4 for the same period in the prior year. In fiscal 1996, this income was comprised principally of gains and losses from forward exchange contracts entered into in anticipation of future purchases of inventory denominated in foreign currencies and interest income. During fiscal 1995, expenses of approximately $0.3 million were recognized as non-recurring costs arising from terminated discussions relating to the possible sale of the Company.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has relied primarily upon internally generated cash flows from operations, borrowings under its revolving credit facility, and borrowings from stockholders (when the Company was privately held) to finance its operations and expansion. Cash provided (used) by operating activities totaled approximately $5.7 million in fiscal 1995, $9.5 million in fiscal 1996, ($6.5) million in fiscal 1997, ($8.7) million in the first quarter of fiscal 1997 and $0.4 million in the first quarter of fiscal 1998. At January 31, 1998, working capital was $44.9 million as compared to $44.4 million at January 31, 1997. Working capital may vary from time to time as a result of seasonal requirements, the timing of early factory shipments and the Company's in-stock position, which requires increased inventories, and the timing of accounts receivable collections.

  In fiscal 1997, cash used by operations was $6.5 million as compared to cash provided by operations in fiscal 1996 of $9.5 million. The decrease of cash provided was due to increases in accounts receivable and inventory balances. This was a result of increased revenues, as well as the establishment of inventory for the Sam & Libby division. Net cash provided by operating activities totaled approximately $0.4 million in the three month period ended January 31, 1998, as compared to net cash used of $8.7 million for the same period in 1997. The decrease in cash used in operations from the prior year was due to the absence of significant growth in accounts receivable which occurred in 1997.

  The Company currently has a $25.0 million revolving credit facility bearing interest at a floating rate equal to Bank Boston's base rate, currently 8.5%. The facility is renewable annually under certain conditions and is secured by substantially all of the assets of the Company. A portion of the revolving credit facility can be utilized to issue letters of credit to guarantee payment of the Company's purchases of footwear manufactured overseas. Amounts available under the revolving credit facility are based on eligible accounts receivable, inventory and a portion of the open letters of credit. As of January 31, 1998, there were no outstanding borrowings, $10.7 million was outstanding under letters of credit and $14.3 million was available for future borrowings.

  Capital expenditures were $2.0 million for the three months ended January 31, 1998. The Company is in the process of installing a computerized warehouse management system in its Brockton, Massachusetts, facility, as well as new hardware and software for the Company's computer needs. The estimated total cost of capital expenditures for these projects in fiscal 1998 is $6.0 million. The Company leases substantially all of its management information systems equipment.

  The Company is dependent upon complex computer systems for certain phases of its operations, including sales, distribution and delivery. Since many of the Company's older computer software programs recognize only the last two digits of the year in any date (e.g., "97" for "1997"), some software may fail to operate properly in 1999 or 2000 if the software is not reprogrammed or replaced (the "Year 2000 Problem"). The Company believes that many of its customers also have Year 2000 Problems which could adversely affect the Company. The Company intends to spend up to $3.0 million in fiscal 1998 (which is included in the $6.0 million expenditure referred to above) to upgrade its computer systems, which is intended to, among other things, address the Year 2000 Problem. The Company plans to fund this expenditure through proceeds, if any, from this Offering, borrowings under its revolving credit facility or equipment financing arrangements. It is not possible at present to quantify the financial effect of the Year 2000 Problem if it is not resolved in a timely manner. However, the Company presently believes that the cost of fixing the Year 2000 Problem will not have a material effect on the Company's current financial condition or results of operations.

  The Company regularly enters into forward exchange contracts in anticipation of future purchases of inventory denominated in foreign currency, principally the Spanish peseta. Maximum risk of loss on these contracts is the amount of the difference between the spot rate at the date of contract delivery and the contracted rate.

  The Company anticipates that it will be able to satisfy its cash requirements for fiscal 1998 including its expected growth, primarily with cash flow from operations, supplemented by borrowings under its revolving credit facility.

EFFECTS OF INFLATION

  The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on the Company's revenues or profitability.

                                    BUSINESS

GENERAL OVERVIEW

  The Company designs, develops and markets casual and dress footwear for women and children under multiple brand names, each of which is targeted to a distinct segment of the footwear market. The Company offers casual and dress footwear for women in the moderately priced market segment under the Mootsies Tootsies brand name, in the upper moderately priced market segment under the Sam & Libby brand name and in the better market segment under the Jones New York and Jones New York Sport brand names. The Company also sells moderately priced and upper moderately priced children's footwear under both the Mootsies Tootsies and Sam & Libby brand names. Furthermore, the Company designs and develops private label footwear for selected retailers under the retailers' own brand names. The Company has licensed the J.G. Hook tradename to source and develop private label products for retailers who require brand identification. In addition, the Company sells footwear closeouts which it has purchased at discounts from other manufacturers.

  Since 1987, when the Company first focused on its branded footwear strategy, the Company has increased net sales every year and consistently maintained profitability. In fiscal 1997, the Company's net sales and net income increased 28.7% and 52.5%, respectively, as compared to fiscal 1996. In the first quarter of fiscal year 1998, the Company's net sales and net income increased 26.3% and 34.2%, respectively, as compared to the same period in fiscal 1997. The Company's financial success has been largely a result of its ability to design, develop and market footwear with contemporary styles at affordable prices. Retail prices for the Company's footwear generally range from $20 to $90. Substantially all of the Company's products are manufactured overseas by independent factories selected by the Company and its overseas agents. The Company sells its footwear primarily to department stores and specialty stores in the United States as well as through national catalog retailers and cable television consumer shopping channels.

  Through advertising, promotion and packaging, the Company has built consumer and retail recognition for the Mootsies Tootsies and Mootsies Kids brand names, and management believes that Mootsies Tootsies is currently one of the largest selling brands in the moderately priced segment of the women's casual and dress footwear industry. In 1994 and 1995, the Company expanded its branded product portfolio through the introduction of the Jones New York and Jones New York Sport footwear brands. Both product lines allow the Company to capitalize on the strong brand name recognition and reputation for style, quality and value enjoyed by Jones New York in the better segments of the women's apparel industry. The Company continued its brand expansion through the acquisition of the Sam & Libby worldwide trademarks and tradenames in 1996. The Company is in the process of re-positioning the Sam & Libby brand from its prior focus on the junior women's market segment to the late 20's, career-oriented women market segment, and management believes that sales under the Sam & Libby lines should increase significantly in the future upon completion of this brand re-positioning and the introduction of additional products under such brand name. The Company believes that there is a growing demand among retailers for footwear to market under their own brand names, and the Company licensed the J.G. Hook name in 1997 to sell as a first cost product for retailers who require brand identification.

  The Company competes primarily in the women's casual and dress footwear market, which emphasizes contemporary fashion, quality and value. The Company believes that there has been a shift in the "moderate" segment of the women's casual and dress footwear market toward value priced footwear. The Company has positioned its Mootsies Tootsies line to take advantage of this shift by offering value priced footwear which reflects current fashion trends. The Sam & Libby brand is directed to appeal to the fashion conscious customers in the upper moderate price range and has been less affected by this shift. The Company believes that the better segment of this market has also not been as affected by this shift due to a continuing interest in higher quality and brand name products, such as the Company's Jones New York and Jones New York Sport brands.

  According to a footwear industry association, in 1996 sales of women's nonathletic footwear in the United States accounted for retail sales of approximately $10.7 billion and approximately 380 million pairs. In addition, in 1996 retail sales of girl's nonathletic footwear in the United States accounted for retail sales of approximately $604 million and approximately 38 million pairs. Between 1992 and 1996 the market for nonathletic women's footwear increased by approximately 0.8% in pairs and 3.0% in sales dollars. Despite this trend, the Company's sales have grown substantially over this period.

  In April 1997, the Company entered into an agreement to operate approximately 130 retail Sam & Libby and Jones New York women's footwear stores through SLJ Retail. The Company and Butler own 49% and 51% of SLJ Retail, respectively. The Company views SLJ Retail as a significant opportunity to increase awareness of its brands, achieve greater purchasing leverage with manufacturers and potentially recognize a portion of any future profits of the joint venture. A subsidiary of the Company is the manager of SLJ Retail. Under current generally accepted accounting principles, the Company is required to account for its interest in SLJ Retail under the equity method of accounting for so long as the Company owns less than 50% of the voting equity of SLJ Retail. Under the equity method of accounting, the Company is required to record its proportionate share of SLJ Retail's net income or loss; provided, however, net losses of SLJ Retail recorded by the Company are limited to the Company's investment in and advances to SLJ Retail. Since the Company made a nominal investment in SLJ Retail, operating losses of SLJ Retail are not recorded by the Company. The Company holds an option through February 1, 2000 to purchase additional equity in SLJ Retail to increase its equity ownership to 55%, subject to achieving certain operating income levels. In the event the Company exercises such option, it could be required to consolidate SLJ Retail's and its financial statements. However, the Company does not intend to exercise such option until SLJ Retail achieves profitability, if ever.

BUSINESS STRATEGY

  The Company's strategy is to leverage its existing competitive strengths to increase profitably its share of the women's and children's footwear markets by further developing its existing footwear brands and its private label business and expanding its brand portfolio through a combination of acquisition, licensing and development of additional brands in the future.

  Competitive Strengths. The Company has developed certain core operating strengths which have been significant sources of growth to date and which management believes will help the Company achieve further growth in the future. Such operating strengths include:

 . Portfolio of Established Brands. Through advertising and promotion, the Company has built consumer and retail recognition for its Mootsies Tootsies and Mootsies Kids brand names and has established Mootsies Tootsies as one of the largest selling brands in the moderately priced segment of the women's casual and dress footwear industry. The Company continued its brand expansion through the acquisition of the Sam & Libby worldwide trademarks and tradenames in 1996. The Company offers its Jones New York and Jones New York Sport footwear lines with the intention of capitalizing on the strong brand name recognition and reputation for style, quality and value enjoyed by Jones New York and Jones New York Sport in the better segments of the women's apparel industry. The Company has also licensed the J.G. Hook name to sell as a first cost product for retailers who require brand identification. The Company continues to seek licensing or acquisition opportunities in order to expand its current portfolio of brands.

 . Strong Manufacturing Relationships. The Company believes that one of the contributing elements of its growth has been its strong relationships with overseas buying agents and manufacturers capable of meeting the Company's requirements for quality and price in a timely fashion. The Company's increased use of China-based manufacturing facilities has resulted in lower manufacturing costs while continuing to meet the Company's high quality standards. Universal Max Trading, the Company's principal buying agent in China, has agreed to exclusively source and monitor product manufacturing for the Company in China. Universal Max Trading has recently opened a dedicated manufacturing facility in China which will further improve the Company's product development capabilities. The Company continues to seek to develop other exclusive relationships with buying agents whose access to numerous manufacturing facilities will enable the Company to maximize its sourcing flexibility.

 .  Emphasis on High Volume Moderate Through Better Segments of the Footwear
   Market. The Company believes that its strategy of focusing on the high volume moderate through better segments of the women's and children's footwear markets and of providing value-priced products reduces the risks associated with changing fashion trends. The Company also attempts to reduce the risks of changing fashion trends and product acceptance through market research and development and testing of a broad range of styles prior to placing orders with its manufacturers. The Company believes that this approach mitigates the risks of carrying obsolete inventory and poor retail sell-through.

 . Comprehensive Customer Relationships. The Company supports its customers by maintaining an in-stock inventory position for selected styles in order to minimize the time necessary to fill customers' orders. In addition, the Company provides its customers with electronic data interchange (EDI) capability (see "--Distribution"), co-op advertising, point of sale displays and assistance in evaluating which products are likely to appeal to their retail customers. Management believes that it has earned a strong reputation among customers by consistently providing quality products at attractive prices. In return, the Company's customers provide certain information to the Company on current retail selling trends which helps the Company identify and interpret fashion trends.

  Growth Strategy. By leveraging the above competitive strengths, the Company has pursued and will continue to pursue growth through various initiatives, including, but not limited to, the following:

 . Growing the Company's Existing Brands. Management seeks to increase sales of the Company's products under each of the Company's existing brands by (i) offering a broader assortment of products and styles under such brand names,
   (ii) further penetrating the Company's existing retail channels through increased display area and additional stores, (iii) developing new retail channel relationships appropriate to the Company's product offerings and
   (iv) increasing the use of advertising to strengthen brand awareness among retailers and consumers.

 . Increasing the Company's Private Label Business. The Company entered the private label footwear market in order to leverage its offshore manufacturing experience and existing infrastructure by providing selected retailers with private label products for sale under their own house brands. This business enables the Company to sell products to new customers as well as strengthening the Company's relationship with certain of its existing customers. The Company believes that there is a growing demand among retailers for footwear to market under their own brand names, and the Company has licensed the J.G. Hook name to sell as a first cost product for retailers who require brand identification.

 . Adding Brands to the Company's Portfolio. Management believes that the footwear industry segments in which the Company operates remain highly fragmented, although consolidation has been accelerating recently as fewer companies control more brands and retailers generally purchase footwear merchandise from a reduced number of manufacturers. The Company intends to continue capitalizing on this ongoing consolidation by expanding its existing brand portfolio which will appeal to different market segments of the footwear industry. Management believes that creating, acquiring or licensing additional brands will enable the Company to increase its sales by satisfying the needs of a broader range of customers. The Company intends to sell these new brands through the Company's existing customers as well as new customers which the Company seeks to develop. The acquisition and licensing of the Sam & Libby and Jones New York brands, respectively, represent the Company's most recent efforts to expand into new market segments. The Company intends to continue to explore entering other market segments through acquisition or licensing of additional brands, subject to any constraints imposed by the Jones License Agreement. See "Risk Factors-- Possible Termination of and Restrictions Under the Jones New York License Agreement." The Company believes that it is well positioned to continue pursuing this strategy due to its relatively strong and unencumbered balance sheet.

 . Benefitting from Retail Joint Venture. The Company provides management services to SLJ Retail, which plans to operate 130 stores in fiscal 1998. As of the date hereof the number of stores that are operating under the Company's management has increased from 120 stores as of December 1997 to 122 stores. Management believes that the presence of SLJ Retail's stores with the Sam & Libby or Jones New York branded concepts will broaden acceptance of, and increase the awareness of, these Company brands among retail consumers, and also has the potential to increase the Company's sales to its wholesale customers. SLJ Retail also increases the Company's purchasing leverage with its manufacturers. The Company will also continue to pursue other available retail opportunities, including establishing outlets, if such retail ventures present similar minimal financial risks to the Company as in the case of the Company's investment in SLJ Retail, subject to SLJ Retail's right of first refusal to add on any such retail opportunity. See "Risk Factors--Risk of SLJ Retail."

PRODUCT LINES

  The Company's products consist of six lines of brand name footwear as well as private label footwear for selected retailers for sale under their own house brands. Each of the branded product lines is targeted to appeal to a different market segment of the footwear industry. The characteristics of the product lines sold by the Company are summarized in the following table:

                                                                 GENERAL RETAIL
                                                                   PRICE RANGE
                                                                 ---------------
                                                    INDUSTRY
                                      STYLE          SEGMENT      SHOES   BOOTS
                                  -------------- --------------- ------- -------
   Mootsies Tootsies.............  Contemporary     Moderate     $25-$40 $35-$55
   Mootsies Kids.................  Contemporary     Moderate     $20-$25 $30-$40
   Sam & Libby...................    Updated     Upper Moderate  $35-$50 $45-$70
   Sam & Libby Kids..............    Updated     Upper Moderate  $25-$45 $35-$55
   Jones New York................  Contemporary      Better      $65-$90     --
   Jones New York Sport.......... Classic Casual     Better      $40-$75 $60-$85
   J.G. Hook Private Label.......      All       Budget-Moderate $12-$20 $25-$30

 Mootsies Tootsies

  The Mootsies Tootsies brand line provides consumers with a wide selection of footwear with contemporary styles and quality at affordable prices primarily targeted at women ages 18 to 34. The line includes approximately 30 new styles each spring and fall season, as well as a number of core styles that are updated periodically based on fashion trends. The line principally consists of casual shoes, dress shoes, boots and sandals. Styles are available in a wide variety of colors and materials, including leather, sueded leather and fabric. All footwear in the line is designed to have soft construction for comfort. Mootsies Tootsies footwear accounted for a majority of the Company's total sales during fiscal 1997.

 Mootsies Kids

  The Mootsies Kids brand line is targeted at girls in the misses market (ages 8 to 12) who desire contemporary footwear. The line consists of approximately 20 new styles each spring and fall that, in many cases, represent a miniature version of the Mootsies Tootsies line. The children's line is focused on casual shoes, party shoes, boots and sandals.

 Sam & Libby

  The Sam & Libby line is updated casual and dress footwear targeted at female fashion customers, ages 21 to 35, and contains approximately 30 styles per season, consisting of casual shoes, dress shoes, boots and sandals. The acquisition of the Sam & Libby brand with its trademarks registered in over 20 countries allows the Company to develop and grow internationally, although the Company's expansion to overseas markets will be a long-term effort.

 Sam & Libby Kids

  The Sam & Libby Kids line is geared toward girls ages 8 to 14 and is targeted towards the updated and more fashion-conscious girl. The line will have approximately 20 styles each season often similar to the Sam & Libby women's styles. The children's line is focused on dress shoes, casual shoes, casual athletic shoes, boots and sandals.

 Jones New York

  The Jones New York footwear line focuses on contemporary, quality footwear targeted at career oriented women 30 years and older. The line capitalizes on the name recognition and reputation enjoyed by the Jones New York apparel line produced by the Company's licensor and is designed to complement Jones New York apparel. The Company's Jones New York footwear line consists of approximately 25 styles per season with all leather uppers and soles.

 Jones New York Sport

  The Jones New York Sport line appeals to the Jones New York casual sportswear customer by providing leisure footwear to career oriented women. The line contains approximately 20 styles per season.

 J. G. Hook and Private Label Products

  In response to the growing demand among retailers for footwear to market under their own brand names, the Company designs and sources private label women's and children's footwear for selected retailers. The Company's private label business has minimal overhead and capital requirements primarily because the Company utilizes its existing branded product styles (thereby incurring no additional product development costs) and because the Company does not incur any costs related to purchasing, importing, shipping or warehousing of inventory, all of which costs are borne by the retailer. The Company has licensed the J. G. Hook name to sell as a first cost product for retailers who require brand identification.

  The following table sets forth the percentage of the Company's sales generated by each of its major product categories for the periods indicated:

                                                                     QUARTER
                                                                      ENDED
                                   YEAR ENDED OCTOBER 31,          JANUARY 31,
                                ---------------------------------  ------------
   CATEGORY                     1993   1994   1995   1996   1997   1997   1998
   --------                     -----  -----  -----  -----  -----  -----  -----
   Women's.....................  84.2%  83.8%  83.0%  85.4%  84.9%  84.3%  86.4%
   Children's..................  14.1   15.1   16.3   14.2   14.8   15.5   13.5
   Other.......................   1.7    1.1    0.7    0.4    0.3    0.2    0.1
                                -----  -----  -----  -----  -----  -----  -----
     Total..................... 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%
                                =====  =====  =====  =====  =====  =====  =====

CLOSEOUT BUSINESS

  The Company sells certain product styles that it purchases at volume discounts from other footwear manufacturers. These products, which are typically either slow-moving or factory seconds, are sold to discount retailers. At times the Company holds closeout products in inventory until the next fashion season.

SLJ RETAIL LLC

  In April 1997, the Company entered into an agreement to operate approximately 130 retail Sam & Libby and Jones New York women's footwear stores through SLJ Retail. The Company and Butler own 49% and 51% of SLJ Retail, respectively. A subsidiary of the Company is the manager of SLJ Retail. Under current generally accepted accounting principles, the Company is required to account for its interest in SLJ Retail under the equity method of accounting for so long as the Company owns less than 50% of the voting equity of SLJ Retail. Under the equity method of accounting, the Company is required to record its proportionate share of SLJ Retail's net income or loss; provided, however, net losses of SLJ Retail recorded by the Company are limited to the Company's investment in and advances to SLJ Retail. Since the Company made a nominal investment in SLJ Retail, operating losses of SLJ Retail are not recorded by the Company. The Company holds an option through February 1, 2000 to purchase additional equity in SLJ Retail to increase its equity ownership to 55%, subject to achieving certain operating income levels. In the event the Company exercises such option it would be required to consolidate SLJ Retail's operating results with its financial statements. However, the Company does not intend to exercise such option until SLJ Retail achieves profitability, if ever.

  The Company's contribution to SLJ Retail was the provision of exclusive retail license agreements with respect to the Sam & Libby and Jones New York brand names, management services for the business of SLJ Retail and access to the Company's manufacturing resources worldwide. SLJ Retail will purchase footwear directly at a first cost basis from the same factories as the Company, as well as factories which the Company does not use. The Butler Group contributed certain assets consisting of store leases and headquarters' assets, the purchase of a $12.5 million subordinated note and the provision of a bank guaranty of a $16.0 million term loan all of which is secured by the assets of SLJ Retail.

  The first retail stores operated by SLJ Retail opened in July 1997. As of March 8, 1998, 122 stores had been converted from their prior retail concepts to either Sam & Libby or Jones New York branded concepts. As of March 8, 1998, there were 94 Sam & Libby and 28 Jones New York footwear retail stores opened, located primarily in the Midwest, Southeast, Texas and California.

  SLJ Retail provides a showcase for the full Jones New York and Sam & Libby product lines. The Company believes that the SLJ Retail store presence and independent advertising campaign will increase consumer awareness of the Company's branded footwear products. Furthermore, because SLJ Retail sources its products through the Company's buying agents, the additional footwear sourced by SLJ Retail has had the impact of increasing the Company's purchasing leverage with its manufacturers. The Company believes that there are significant financial advantages to the Company of its participation in SLJ Retail, including modest risk of loss to the Company, an attractive transaction cost and financing structure, a $500,000 annual management fee payable to the Company and the potential to recognize a portion of any future profits. See "Risk Factors--Risk of SLJ Retail."

DESIGN AND PRODUCT DEVELOPMENT

  The Company seeks to identify fashion trends and to translate such trends into contemporary footwear that appeal to its target market segments' requirements for style, quality, fit and price. Management believes that its philosophy of marketing contemporary styles rather than "fashion forward" styles reduces the risks associated with changing fashion trends.

  Each branded product line has its own design team, including design staff, sales staff and a brand manager, in an effort to design footwear that appeals to the characteristics of that line's market segment. The designers research and confirm market trends by (i) traveling extensively to fashion markets in the United States and Europe, (ii) attending trade shows, (iii) subscribing to fashion and color information services and (iv) commissioning market studies. In addition, product development efforts benefit from interaction with retailers, who provide information on current retail selling trends, and the Company's buying agents, who provide information on industry trends. The designers for the Jones New York and Jones New York Sport lines also meet regularly with the Jones New York apparel group to exchange product and fashion concepts.

See "--License Agreements--Jones New York." Each line initially consists of between 100 and 200 prototypes each season from which the design team selects the styles that it believes will satisfy the target market segment's requirements for style, quality, fit and price. Each line is further refined following presentations at industry shows.

MARKETING AND CUSTOMER SUPPORT

  Each branded product line has its own sales organization, including a divisional executive who oversees all aspects of selling the line and works with a network of independent sales representatives located throughout the United States. Certain of the independent sales representatives sell only the Company's brands, and the rest of the independent sales representatives sell brands that do not compete directly with the Company's brands. The Company develops spring and fall product lines for each of its brands. Each line is first introduced at industry trade shows prior to on-site sales visits by the independent sales representatives and the Company's divisional head responsible for the line. In addition, the Company maintains showrooms in New York and Boston where buyers view products and place orders. While the Company's products are distributed primarily in the United States, the Company also sells to independent wholesale distributors in Canada.

  In fiscal 1997, the Company sold products to approximately 1,500 accounts with over 7,000 retail locations. The Mootsies Tootsies retailers, which market moderately priced apparel merchandise, include department stores such as the Mercantile Stores and Kohl's. The Sam & Libby footwear lines are distributed by retailers focused on the upper moderate market segment, such as Rich's and Robinson-May. The Jones New York and Jones New York Sport footwear lines are distributed to those retailers who typically market better footwear, including Macy's and Lord & Taylor. The Company also markets its branded products through national catalog retailers such as Spiegel, Nordstrom and Chadwicks of Boston and through home shopping clubs such as QVC and Home Shopping Network.

  The Company believes that its reputation for quality products and relationships with retailers will also be useful during the introduction of new brands that it may develop or acquire to fill other niches in the women's footwear market.

  The Company supports its customers through a variety of programs, including its in-stock inventory position for selected styles, the availability of EDI, co-op advertising and point of sale displays. In addition, the Company assists its customers in evaluating which products are more likely to appeal to their retail customers. Customers may return defective products in quantities of more than six pairs for full credit. Customer allowances are based on the Company's ability to meet the particular customer's objectives and specifications.

ADVERTISING AND PROMOTION

  The Company works closely with its retailers in promoting its brands through its own and cooperative national consumer print advertising, in-store merchandising, point of sale promotions, in-store events, distinctive packaging and active solicitation of fashion editorial space. The Company anticipates increasing its advertising and promotional expenditures during fiscal 1998 mostly in the Sam & Libby product lines in order to maximize the growth potential of such lines. See "Use of Proceeds."

  Print advertisements for Mootsies Tootsies are designed to build brand awareness, rather than market a particular footwear product, by linking the brand to a consumer's lifestyle. The advertisements run in fashion/lifestyle publications like Glamour and Cosmopolitan as well as in general interest publications like People. Utilizing the print media, the Company seeks to reach a large percentage of its target audience, women ages 18 to 34, with a number of advertisements each selling season. Print advertisements for Sam & Libby are also designed to build brand awareness by creating a lifestyle viewpoint that appeals to a modern consumer. The advertisements will appear in fashion publications such as Vogue, Glamour and Cosmopolitan.

In addition, SLJ Retail provides additional media focus through a direct marketing catalog and collaborative in-store promotions. The Company's print advertising campaign for its Jones New York and Jones New York Sport footwear is intended to build rapid consumer awareness and acceptance of the footwear by taking advantage of the recognition of the Jones New York apparel name. In addition, the Company has gained additional media attention through fashion editorial publications.

  The Company also participates with its retail customers in cooperative advertising programs intended to take the brand awareness created by the national print advertising and channel it to local retailers where consumers can buy the Company's brands. This includes local advertising on radio, television, and newspaper as well as Company participation in major catalogs for retailers such as Spiegel. The Company's co-op efforts are intended to maximize advertising resources by having its retailers share in the cost of promoting the Company's brands. Also the Company believes that co-op advertising encourages the retailer to merchandise the brands properly and sell them aggressively on the sales floor.

  The Company uses point-of-sale advertising to further promote its products in the store. Point-of-sale techniques used by the Company includes packaging, point-of-sale displays, counter cards, banners and other visual merchandising displays. These materials mirror the look and feel of the national print advertising in order to reinforce brand image at the point-of-sale. Management believes these efforts stimulate impulse sales and repeat purchases.

MANUFACTURING

  Mootsies Tootsies, Mootsies Kids, Sam & Libby and Jones New York Sport footwear are manufactured primarily in China and Brazil because of the ability of the suppliers in these countries to manufacture quality products at affordable prices. The Jones New York footwear brand is also manufactured in Spain and Italy because Spanish and Italian suppliers can meet quality requirements for this product line, and the Spanish and Italian reputation for quality footwear is consistent with the Jones New York image.

  The Company does not have contracts with any of the factories that produce its footwear. The Company relies on its relationships with buying agents who are responsible for securing raw materials, selecting manufacturers, monitoring the manufacturing process, inspecting finished goods and coordinating shipments to the Company. These agents work regularly with numerous factories with the capacity to meet the Company's product specifications for quality, fit, volume and price. By using buying agents rather than manufacturing products itself, the Company is able to maximize production flexibility while avoiding significant capital expenditures, work-in-process inventory and costs of managing a production work force. To date, the Company has not encountered significant delivery or quality problems. The Company works with buying agents with access to numerous manufacturing facilities in order to maximize the Company's sourcing flexibility. The Company believes it has built strong relationships with its agents and manufacturing facilities over time and through volume of business. Management believes that its buying agents do not represent other direct competitor branded footwear lines, and Universal Max Trading, the Company's principal buying agent in China, has agreed to act exclusively for the Company in China. The Company pays its buying agents a percentage of the order price of products shipped to the Company. The Company manufactures none of its products and does not own any manufacturing facilities or equipment. See "Risk Factors--Risk of Dependence on Buying Agents."

  Prior to the start of production, the Company submits specifications for products to the buying agent, who then provides a confirmation sample of each style for inspection by the Company. During production, the Company makes periodic reviews of products at the factory in addition to inspections conducted by the buying agent. The Company also inspects products upon receipt at its warehouse.

  The Company maintains an in-stock position for selected styles of its footwear in order to minimize purchasing costs and the time necessary to fill customer orders. In order to maintain an in-stock position, the Company places orders for selected footwear with its manufacturers prior to the time the Company has received customers' orders for such footwear. In order to reduce the risk of overstocking, the Company seeks to assess demand for its products by soliciting input from its customers and monitoring retail sell-through throughout the selling season. See "Risk Factors--Risk of Obsolete Inventory."

  The Company believes that its ability to satisfy customer order demands is enhanced by designing its products to use common elements in raw materials, lasts and dyes. Whenever possible, the Company seeks to use factories that have previously produced the Company's footwear because the Company believes that this enhances continuity and quality while holding down production costs.

  The Company protects itself against currency fluctuations by purchasing products in U.S. dollars from China and Brazil. In order to denominate the price of products from Spain in U.S. dollars, the Company buys forward exchange contracts for Spanish pesetas in connection with the placement of orders for products. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources;" and "Risk Factors-- Foreign Currency Fluctuations; Forward Exchange Contracts."

DISTRIBUTION

  Following manufacture, the Company's products are packaged in retail boxes bearing bar codes and shipped to the Company's warehouse facilities in Boston and Brockton, Massachusetts. When an order is received, it is filled in the warehouse and shipped to the customer by whatever means the customer requests, which is usually by common carrier.

  The Company has an electronic data interchange system to which some of the Company's larger customers are linked. This system allows these customers to automatically place orders with the Company, thereby eliminating the time involved in transmitting and inputting orders. The Company is working to add more of its customers to the system and to expand system capability to include direct billing, payment and shipping information.

RESTRICTIONS ON IMPORTS

  The Company's operations are subject to compliance with relevant laws and regulations enforced by the United States Customs Service and to the customary risks of doing business abroad, including fluctuation in the value of currencies, increases in customs duties and related fees resulting from position changes by the United States Customs Service, import controls and trade barriers (including the unilateral imposition of import quotas), restrictions on the transfer of funds, work stoppages and, in certain parts of the world, political instability causing disruption of trade. These factors have not had a material adverse impact upon the Company's operations to date. Imports into the United States are also affected by the cost of transportation, the imposition of import duties and increased competition from greater production demands abroad. The United States or the countries in which the Company's products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect the Company's operations and its ability to import products at current or increased levels. The Company cannot predict the likelihood or frequency of any such events occurring.

  The Company's use of common elements in raw materials, lasts and dyes give the Company the flexibility to duplicate sourcing in various countries in order to reduce the risk that the Company may not be able to obtain products from a particular country.

  The Company's imported products are subject to United States customs duties and, in the ordinary course of its business, the Company may, from time to time, be subject to claims for duties and other charges. United States customs duties currently range from 10% to 37.5% on the principal products currently imported by the Company. Because the Company has had no disputes with the United States Customs Service in the past, the Company is allowed to and does submit its footwear products to United States customs officials for pre-classification and customs duties rates determination prior to importation of such footwear products from abroad.

  For the fiscal year ended October 31, 1997 and the quarter ended January 31, 1998, approximately 83% and 84%, respectively, of the Company's footwear was imported from China. After a serious dispute with the United States Trade Representative ("USTR") over the protection of intellectual property rights in China, including the threat by USTR to impose trade sanctions, the Chinese government agreed to meet its enforcement obligations. That agreement is now being monitored by USTR, and the failure of China to comply with its obligations could result in trade sanctions in the future, including the imposition of retaliatory tariffs that might affect the Company's imports of footwear from China. From time to time there have been other trade disputes with China, involving such things as market access, textile quotas, automotive industry policies and agricultural products. These and other such matters could also present problems in the future that might lead to trade sanctions affecting the Company's imports of footwear.

  Imports from China continue to enter the United States on a conditional most-favored nation ("MFN") basis. Pursuant to MFN status, products imported by the Company from China currently receive the lower tariff rates made available to most of the United States' major trading partners. In the case of China, however, this MFN treatment is made possible under the Trade Act of 1974 by virtue of certain Presidential findings that waive restrictions that would otherwise render China ineligible for MFN treatment. The President has waived these restrictions each year since 1979. There can be no assurance that China will continue to enjoy MFN status in the future. If goods manufactured in China enter the United States without the benefit of MFN treatment, such goods will be subject to significantly higher duty rates, ranging between 20% and 66% of customs value. Any such increased duties or tariffs could significantly increase the cost or reduce the supply of goods from China.

BACKLOG

  At October 31, 1995, 1996, and 1997, the Company had unfilled customer orders of $38.1 million, $50.0 million and $61.6 million, respectively. This is an increase of 23.2% for fiscal year end 1997 over fiscal year end 1996. At January 31, 1997 and 1998, the Company had unfilled customer orders of $47.1 million and $59.4 million, respectively. The backlog at a particular time is affected by a number of factors, including seasonality and the scheduling of manufacturing and shipment of products. Orders generally may be canceled by customers without financial penalty. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments to customers. To date, the Company has not experienced material returns of its products or material cancellations of orders. The Company expects that substantially all of its backlog at January 31, 1998 will be shipped within six months from such date.

LICENSE AGREEMENTS

 Jones New York

  In July 1993, the Company entered into a license agreement (the "Jones License Agreement") with Jones Investment Co., Inc. ("Jones") under which the Company has the exclusive right to use the Jones New York and Jones New York Sport names in connection with the development, manufacturing and marketing of women's footwear (other than performance athletic shoes and bedroom slippers). The Jones License Agreement covers the United States (including its territories) and Canada and expires in December 2002. In April 1997 the Company and Jones amended the Jones License Agreement to, among other things, (i) grant the Company three, five-year options to extend the Jones License Agreement through December 2017, subject to the Company meeting certain minimum net sales amounts, (ii) extend the Jones License Agreement to cover the retail sale of Jones New York women's footwear by SLJ, (iii) require the Company and SLJ to pay certain royalties to Jones and (iv) permit Jones to terminate the Jones License Agreement for SLJ Retail purposes only if the Company is no longer the managing member of SLJ or if SLJ defaults on any of its royalty payments. The Jones License Agreement also requires the Company to spend a specified minimum amount each year on advertising the Jones New York and Jones New York Sport footwear lines, which obligation may be satisfied through cooperative advertising. The Jones License Agreement prohibits the Company from manufacturing, selling, distributing or promoting any merchandise which would compete as to style, price or quality with the Jones New York and Jones New York Sport footwear lines. The Jones License

Agreement also requires the Company to (i) employ a person to work exclusively on a full-time basis to design and develop Jones New York and Jones New York Sport footwear, (ii) promptly identify to Jones the names of all personnel of the Company and any and all changes thereof (which personnel shall at all times be acceptable to Jones) who are responsible for the design, sales, merchandising and product development of Jones New York and Jones New York Sport footwear ("Jones Personnel") and (iii) not change, divert or relocate any Jones Personnel without the prior consent of Jones. A breach by the Company of its obligations under the Jones License Agreement would permit Jones to terminate such license agreement. The Jones License Agreement could also be terminated by the licensor for certain other reasons, including any termination (including pursuant to resignation) of Mr. Cocozza's employment as Chief Executive Officer of the Company or the beneficial ownership of any one stockholder or affiliated group of beneficial stockholders exceeding 15% or more of the Company's voting stock.

 J.G. Hook

  In April 1997, the Company entered into a license agreement (the "J.G. Hook License Agreement") with J.G. Hook, Inc. pursuant to which the Company received the right to design, develop and market women's and children's shoes under the J.G. Hook and Hook Sport brand names in exchange for payment of royalties based on net sales of products marketed under such brand names. The J.G. Hook License Agreement expires in September 1998, subject to the Company's exercise of two one-year extension options. The J.G. Hook License Agreement is subject to early termination for various specified reasons, including any failure by the Company to meet its royalty obligations thereunder. The Company plans to use the J.G. Hook label to sell footwear on a first cost basis.

 SLJ Retail

  In April 1997, the Company entered into a sub-license agreement (the "SLJ Sub-License Agreement") with SLJ Retail pursuant to which the Company granted to SLJ Retail a sub-license throughout the United States to use the Jones New York and Jones New York Sport trademarks in connection with the manufacturing, promotion and retail sale of women's footwear merchandise bearing such trademarks. The initial term of the SLJ Sub-License Agreement expires in December 2002 but is extended automatically for the same period of time as any extension by the Company of the Jones License Agreement. The SLJ Sub-License Agreement is subject to early termination for various reasons, including any termination of the Jones License Agreement.

  In April 1997, the Company entered into a retail license agreement (the "SLJ Sam & Libby License Agreement") with SLJ Retail pursuant to which the Company granted to SLJ Retail a license, throughout the United States and such other locations outside the United States in which the Company or its affiliates may from time to time sell Sam & Libby and Just Libby women's footwear products, to use the Sam & Libby and Just Libby trademarks in connection with the manufacturing, advertising, merchandising, promotion and retail sale of women's footwear merchandise bearing such trademarks; provided however, that such license does not extend to products to which Inter-Pacific Corporation ("IPC") has the exclusive rights. IPC is a 40 year old California-based seller and distributor of men's, women's and children's footwear. Under the SLJ Sam & Libby License Agreement, SLJ Retail does not have to pay any royalty to the Company in consideration of the license granted and the services to be performed by the Company under such agreement. The initial term of the SLJ Sam & Libby License Agreement expires on January 31, 2047, subject to earlier termination upon the occurrence of certain specified events.

 Inter-Pacific Corporation

  In January 1997, the Company entered into a license agreement with IPC. IPC has the exclusive rights to design, manufacture and distribute Sam & Libby beachwear type footwear (E.V.A. sandals, jellies, aqua socks and injected molded slides) for men, women and children for an initial period from January 1997 to May 2000. IPC may also design and manufacture women's slippers bearing the Sam & Libby trademark. For the use of the Sam & Libby tradename, IPC will pay the Company royalties at a rate based on sales volume, subject to payment of minimum royalties of $495,000 over the initial term of the agreement. Upon satisfaction of certain conditions, IPC may exercise its option to extend the license agreement until May 2003.

TRADEMARKS

  Mootsies Tootsies and Mootsies Kids are registered trademarks of the Company in the United States. In addition, these trademarks have been registered in Canada, Japan and Taiwan and trademark registration applications are pending in several other countries. The Company's United States trademark registration for Mootsies Tootsies expires in 2000 and the registration for Mootsies Kids expires in 2003, although both are renewable.

  Jones New York and Jones New York Sport are registered trademarks of Jones in the United States. Under the Jones License Agreement, Jones has the sole right to defend against any infringement of these trademarks.

  Sam & Libby, Just Libby, New Nineties and Jeff & Kristi are registered trademarks of Sprague. These trademarks were acquired by the Company in August 1996 from Sam & Libby, Inc. and are registered trademarks in the United States (see Note 1 of "Notes to Consolidated Financial Statements"). In addition, the Sam & Libby and Just Libby trademarks are registered in over 20 countries worldwide. Sprague's United States trademark registration of Sam & Libby expires in 2001 and the registration of Just Libby expires in 2005, although both are renewable.

COMPETITION

  The women's and kids' fashion footwear markets are highly competitive. The Company's products compete against other branded footwear and, in the case of Mootsies Tootsies, against private label footwear sold by many large retailers, including some of the Company's customers. Many of the Company's competitors have substantially greater financial, distribution and marketing resources, as well as greater brand awareness than the Company. In addition, the general availability of offshore manufacturing capacity allows easy access by new market entrants. The Company believes its ability to compete successfully is based on its ability to design, develop and market value priced footwear that reflects current fashion trends.

EMPLOYEES

  At January 31, 1998, the Company employed 141 people, including officers, administrative, selling and warehouse personnel. None of the Company's employees are represented by a union. The Company considers its relationship with its employees to be good.

FACILITIES

  The Company's headquarters, which includes approximately 10,000 square feet of office space and 130,000 square feet of warehouse space, is located in Boston, Massachusetts, approximately 49,000 square feet of which is leased to an unaffiliated third party. This facility is leased by the Company under a lease that expires in 2001. The Company also leases a 64,000 square foot warehouse located near its headquarters in Westwood, Massachusetts. This lease expires in 1998, subject to a three-year renewal option. The Company also leases a 215,000 square feet warehouse in Brockton, Massachusetts. This lease expires in 2007, subject to two five-year options. The Company also holds an option exercisable in the year 2001 to lease for six years, with two additional five-year options, an additional 240,000 square feet of space in the same warehouse facility. The Company also leases a 4,000 square feet showroom in New York City under a lease that expires in 2001. The Company believes that these facilities are adequate for its current needs and that it will be able to obtain additional space at a reasonable cost if required in the future.

LEGAL PROCEEDINGS

  The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company does not believe it is presently a party to litigation that will have a material adverse effect on its business operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

                                                           EXECUTIVE OFFICER OR
          NAME              AGE          POSITION             DIRECTOR SINCE
          ----              ---          --------          --------------------
Maxwell V. Blum............  72 Chairman of the Board and          1976
                                 Chief Executive Officer
Mark J. Cocozza............  49 President, Chief Operating         1987
                                 Officer and Director
James J. Tinagero..........  45 Executive Vice President           1996
Betty Ann Blum.............  47 Executive Vice President           1979
                                 and Director
Marjorie W. Blum...........  42 Vice President--Sales,             1981
                                 Secretary and Director
Richard J. Bakos...........  50 Vice President and Chief           1993
                                 Financial Officer
John Kelly.................  45 Vice President--Operations         1998
                                 and Controller
Stephen A. Fine(1).........  49 Director                           1994
Jonathan K. Layne(1).......  44 Director                           1994
Malcolm L. Sherman(1)......  66 Director                           1994

--------
(1) Currently a member of the Audit Committee and of the Compensation and Stock Option Committee.

  The Audit Committee recommends appointment of auditors, oversees the accounting function of the Company and reviews and passes upon all transactions with affiliates and other persons having a material interest in the Company. The Compensation and Stock Option Committee determines officers' salaries and bonuses, and administers the Company's 1994 Stock Incentive Plan.

  Each director holds office until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Officers are appointed by and serve at the discretion of the Board of Directors.

  Mr. Maxwell V. Blum founded the Company's business in 1949 and has served as the Company's Chairman of the Board and Chief Executive Officer since its incorporation in 1976. Mr. Blum has more than forty years' experience in the footwear industry. Mr. Blum is the father of Ms. Betty Ann Blum and Ms. Marjorie Blum and Mr. Blum's wife is the first cousin of Mr. Malcolm L. Sherman.

  Mr. Mark J. Cocozza has served as President and Chief Operating Officer since October 1993 and prior to that served as President of the Mootsies Tootsies Division since joining the Company in 1987. Prior to joining the Company, Mr. Cocozza served as President of the Sperry Top-Sider division of Stride Rite Corporation. Mr. Cocozza has more than twenty years' experience in the footwear industry.

  Mr. James J. Tinagero joined the Company as Executive Vice President in April 1996 and has served as chairman of SLJ Retail LLC, an affiliate of the Company, since April 1997. Mr. Tinagero has served as President and Director of International Sales & Marketing Corporation, a New York based consulting firm for consumer products companies, from 1993 to 1996, as Executive Vice President of Bonaventure Textiles, U.S.A., a women's apparel company, from 1992 to 1993, as President of Albert Nipon, a women's designer dress company, from 1991 to 1992, and as President of Anne Klein and Company, a designer sportswear company, from 1987 to 1991. From 1980 to 1987, he held various executive positions with Stride Rite Corporation.

  Ms. Betty Ann Blum, the daughter of Mr. Blum, joined the Company in 1979. Ms. Blum has served as Executive Vice President of the Company since October 1993 and prior to that served as President of the Mootsies Tootsies and Jones New York Footwear Divisions and as President of the Company. Ms. Blum has been a director since 1980.

  Ms. Marjorie W. Blum, the daughter of Mr. Blum, joined the Company in 1981 and since then has served as Vice President--Sales, supervising national accounts and catalog sales for the Mootsies Tootsies division. Ms. Blum has been a director and Secretary since January 1994.

  Mr. Richard J. Bakos joined the Company in 1987 as Controller and since October 1993 has served as Vice President of Finance and Chief Financial Officer. Before joining the Company, Mr. Bakos was Group Vice President of Finance and Administration for the Bodwell Fashion Group of the Wingspread Corporation. He has more than twenty years' experience in the apparel and footwear industry.

  Mr. John Kelly joined the Company in November 1993 as Controller and since April 1998 has served as Vice President of Operations. Prior to joining the Company, Mr. Kelly served as director of merchandising for the wholesale division at Stride Rite Corporation from 1989 and prior to that was the controller of the wholesale division.

  Mr. Stephen A. Fine, who has served as a member of the Board of Directors of the Company since May 1994, has been a Director, President and Chief Operating Officer of The Biltrite Corporation since 1985, and from 1982 to 1985 he served as Executive Vice-President of Biltrite. From 1970 to 1982, he held various executive positions with American Biltrite Inc. Mr. Fine is also a Director of K-Swiss Inc., a manufacturer of athletic footwear.

  Mr. Jonathan K. Layne, who has served as a member of the Board of Directors of the Company since May 1994, has been a partner in the law firm of Gibson, Dunn & Crutcher LLP since 1987, where he specializes in corporate and securities law matters. From 1979 to 1986 he was an associate of the same law firm. Mr. Layne is also a member of the Board of Directors of Amwest Insurance Group, Inc., an insurance holding company, The Finish Line, Inc., a retailer of brand name athletic and leisure footwear, activewear and accessories, and K-Swiss Inc., a manufacturer of athletic footwear.

  Mr. Malcolm L. Sherman, who has served as a member of the Board of Directors of the Company since May 1994, has served as Chairman of the Board and Chief Executive Officer of EKCO Group Inc., a manufacturer and distributor of household goods, since 1996 and as a member of its Board of Directors since 1994. Mr. Sherman is also a member of the Board of Directors of One Price, Inc., a company engaged in the apparel business, since 1991. Mr. Sherman has served as Chairman of the Board of Steth Tech Corporation, a developer of medical devices from 1990 to 1996, as Chairman of the Board of Advisors of Gordon Brothers, a liquidation and asset based lending firm, from 1993 to 1996, as Chairman of the Board of K. T. Scott Ltd., a company engaged in the home decor business, from 1990 to 1995, as President and Chief Executive Officer of Morse Shoe, Inc., a footwear retailer, from 1992 to 1993, as a member of the Board of Directors of United States Trust Co. from 1980 to 1993, and as a member of the Board of Directors of Compu Chem Labs Inc., a company specializing in drugs of abuse and environmental testing, from 1982 to 1993. In July 1995, K. T. Scott Ltd. filed a petition for bankruptcy under Chapter 11 of federal bankruptcy laws (which case was converted to a Chapter 7 proceeding in November 1995). Mr. Sherman is the first cousin of Mr. Blum's wife.

KEY PERSONS

  The following persons, although not executive officers of the Company, make significant contributions to the Company:

  Mr. Bradley B. Finn has served as a Divisional Executive and National Sales Manager for the Mootsies Tootsies Division since joining the Company in 1987. Prior to joining the Company, Mr. Finn was a Sales Executive for U.S. Shoe Corp. and Sporto Corp.

  Mr. Richard Brandt has served as a Divisional Executive and Product Manager for Jones New York since joining the Company in 1994. Prior to joining the Company, Mr. Brandt served as Vice President of Kenneth Cole, New York, and as Vice President of Jasmine Ltd. Mr. Brandt also has experience as a buyer for May Department Stores.

  Mr. Steven Sousa has served as a Divisional Executive for Sam & Libby Womens since joining the Company in 1996. Prior to joining the Company, Mr. Sousa served as Vice President of Kenneth Cole, New York, and in various other management positions in his 11 years with Kenneth Cole, New York.

  Mr. Jorge Domeniconi has served as a Divisional Executive for Sam & Libby Kids since joining the Company in 1996. Prior to joining the Company, Mr. Domeniconi served as Vice President of Stride Rite Corporation and in various other management positions with Stride Rite Corporation.

  Mr. Irwin Miller became associated with the Company in 1990 to manage the Mootsies Kids Division. With the acquisition of the Sam & Libby trademarks and tradenames in 1996, he is now managing the children's group. Prior to that, Mr. Miller served as President of the Children's Division of Stride Rite Corporation, the leading brand of children's shoes in the industry.

  Ms. Marilyn M. Faison joined the Company as Product Development Manager in 1988. Prior to joining the Company, Ms. Faison worked for the Bandolino division of U.S. Shoe Corp. and Jordache shoes in addition to managing her own independent New York design studio.

MANAGEMENT CHANGES UPON CONSUMMATION OF THE OFFERING

  Upon consummation of the Offering, Mr. Cocozza will become Chairman of the Board and Chief Executive Officer in addition to his existing responsibility as President of the Company. Mr. Blum will resign as Chairman of the Board and Chief Executive Officer but will remain a member of the Board of Directors of the Company and will serve as a consultant to the Company. Ms. Betty Ann Blum and Ms. Marjorie Blum will resign as executive officers and directors of the Company upon consummation of the Offering but each will remain as an employee through a transition period. The Company will seek to add two new directors to replace Ms. Betty Ann Blum and Ms. Marjorie Blum after the consummation of the Offering.

EMPLOYMENT AGREEMENTS

  Effective upon consummation of the Offering, the Company will enter into new employment agreements with Messrs. Cocozza and Tinagero. Mr. Cocozza's new employment agreement will expire five years after consummation of the Offering, subject to automatic renewal each year thereafter unless either the Company or Mr. Cocozza gives the other party six months notice of its or his intention not to renew the agreement. Pursuant to this agreement, Mr. Cocozza will be compensated for the period from the completion of the Offering through the end of fiscal 1998 at an annualized base rate of $525,000. Mr. Cocozza's bonus for the period from the completion of the Offering through the end of fiscal 1998 will be determined pursuant to the Company's Senior Management Incentive Plan established by the Company's Compensation and Stock Option Committee. The employment agreement will also provide for customary perquisites and the grant on the date of the closing of the Offering of an additional 75,000 stock options, each with an exercise price equal to the fair market value on the date of grant and subject to certain time and stock price performance vesting provisions. In the event of a termination of Mr. Cocozza's employment without Cause (as defined in the agreement) following a Change of Control (as defined in the agreement), Mr. Cocozza will be entitled to receive a cash payment (in addition to any salary or other amounts then due) based on a formula generally intended to result in aggregate payments to Mr. Cocozza equal to three times his average annual compensation (including bonuses and certain other taxable payments) for the five-year period preceding the Change of Control. The payment will be reduced by certain amounts that are taken into account in determining whether Mr. Cocozza would be subject to the excise tax provisions of Section 4999 of the Internal Revenue Code. Mr. Cocozza has agreed that if the employment agreement is terminated prior to its scheduled expiration (or prior to the scheduled expiration of the extended term of the agreement, if any), he will not compete against the Company in the footwear industry for a period of 18 months following the termination of the agreement, subject to certain exceptions.

  Mr. Tinagero's new employment agreement expires three years after consummation of the Offering, subject to automatic renewal each year thereafter unless either the Company or Mr. Tinagero gives the other party six months notice of its or his intention not to renew the agreement. Pursuant to this agreement, Mr. Tinagero will be compensated for the period from the completion of the Offering through the end of fiscal 1998 at an annualized base rate of $325,000. Mr. Tinagero's bonuses for the period from the completion of the Offering through the end of fiscal 1998 will be determined pursuant to the Company's Senior Management Incentive Plan established by the Company's Compensation and Stock Option Committee. The employment agreement will also provide for customary perquisites and the grant on the date of the closing of the Offering of an additional 25,000 stock options, each with an exercise price equal to the fair market value on the date of grant and subject to certain time vesting provisions. If there is a change of control of the Company and if Mr. Tinagero is terminated in connection therewith, he will be entitled to a severance payment equal to his total compensation for the 18-month period immediately prior to the change of control, in addition to the other payments that the Company is obligated to make to Mr. Tinagero in the event he is terminated or deemed to be terminated by the Company without cause (whether or not in connection with a change of control). Mr. Tinagero has agreed that if the employment agreement is terminated prior to its scheduled expiration (or prior to the scheduled expiration of the extended term of the agreement, if any), he will not compete against the Company in the footwear industry for a period of 12 months following the termination of the agreement, subject to certain exceptions.

CONSULTING AGREEMENT

  Effective upon consummation of the Offering, the Company will enter into a new consulting agreement with Mr. Blum. Mr. Blum's new consulting agreement will be on a year-to-year basis. Pursuant to this agreement, Mr. Blum will provide the Company certain services relating to strategic planning, customer relations and marketing issues, all as requested by the Chief Executive Officer of the Company for up to 240 hours per year (with any additional hours to be provided at an additional fee of $2,000 per day). In consideration of Mr. Blum providing such consulting services to the Company, the Company will provide to Mr. Blum an office, a secretary, reimbursement for business related (including travel) expenses, an automobile allowance and health insurance benefits available to senior executives of the Company under the Company's health plans.

                              CERTAIN TRANSACTIONS

  The following is a description of certain transactions in which officers and directors of the Company and its affiliates or families had a direct or indirect interest.

  One of the Company's customers is a chain of six children's footwear stores which had been owned or controlled by members of the family of Mr. Maxwell V. Blum, Chairman and Chief Executive Officer of the Company. Mr. Mark J. Cocozza, President of the Company, had owned a minority interest in three of the six stores. Their ownership positions in these stores were sold during fiscal 1996. Total sales (and cost of sales) to these stores in fiscal 1995, and while they had an ownership position in 1996 were $365,000 ($229,000) and $237,000 ($173,000), respectively. Terms offered to these stores were comparable to terms offered to other customers purchasing similar amounts of comparable products. In the past, certain of these stores have paid fees to the Company in exchange for management and accounting services, although neither Mr. Blum nor Mr. Cocozza was actively involved in the day-to-day business of these stores. Such fees aggregated $25,000 and $19,000 in fiscal 1995 and fiscal 1996, respectively.

  Mr. Cocozza and the Company agreed to terminate, effective as of the completion of the Company's May 1994 initial public offering, a Deferred Incentive Compensation Agreement entered into in 1988 (the "Compensation Agreement"). In exchange for his consent to terminate the Compensation Agreement, Mr. Cocozza was granted a nontransferable option to acquire 888,412 shares of Class A Common Stock at an exercise price of $1.50 per share. The number of shares subject to the option and the option exercise price were determined through negotiations between Mr. Cocozza and the Company. The option is exercisable in whole or in part from time to time during a 15-year period beginning on January 26, 1995 (the "Exercisability Date"). If following the Exercisability Date Mr. Cocozza ceases to be employed by the Company for any reason, his option will cease to be exercisable upon the earlier of (i) the stated expiration of the option and (ii) the first anniversary of the date as of which Mr. Cocozza ceased to be employed by the Company. The shares offered hereby include 300,000 shares of Class A Common Stock issuable pursuant to a partial exercise of this option to be sold by Mr. Cocozza. The Company also entered into an arrangement in fiscal 1994 with Mr. Cocozza pursuant to which the Company, under certain circumstances, will be required to register his shares of Class A Common Stock (including shares issuable upon the exercise of Mr. Cocozza's option) under the Securities Act. See "Description of Capital Stock--Registration Rights."

  Prior to its initial public offering in May 1994, the Company was treated for federal and state income tax purposes as a S corporation under Subchapter S of the Internal Revenue Code and comparable state tax laws. In connection with the Company's reorganization, reincorporation and initial public offering, the Company in March and May 1994 made distributions of S corporation earnings in the aggregate amount of $20,227,000, of which $4,025,082 was distributed to Mr. Maxwell V. Blum, $6,553,571 was distributed to Ms. Betty Ann Blum, $6,553,571 was distributed to Ms. Marjorie Blum and $3,094,776 was distributed to a trust for the benefit of the wife of Mr. Maxwell V. Blum.

  The Company and each of Mr. Blum, Ms. Betty Ann Blum, Ms. Marjorie Blum and a trust for the benefit of Mr. Blum's wife have entered into a tax indemnification agreement (the "Tax Agreement"). Subject to certain limitations, the Tax Agreement provides for indemnification to the Selling Stockholders or to the Company in the event of an adjustment by a taxing authority that shifts federal and certain state income taxes to the Selling Stockholders or to the Company, respectively, between periods before and after the date of termination of the Company's status as a S corporation. The Tax Agreement also provides for certain adjustments to the S corporation dividends that were paid in connection with the Company's initial public offering in certain circumstances if the Company determines that such amounts differed in the aggregate from the previously undistributed S corporation earnings.

  In fiscal 1994, the Company entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director and executive officer of the Company. The Indemnity Agreements provide that the Company will indemnify the director or officer (the "Indemnitee") against any amounts that he or she becomes legally obligated to pay in connection with any claim against him or her based upon any act, omission, neglect or breach of duty that he or she may commit, omit or suffer while acting in his or her capacity as a director and/or officer of the Company; provided that such claim: (i) is not based upon the Indemnitee's gaining any personal profit or advantage to which he or she is not legally entitled; (ii) is not for an accounting of profits made from the purchase or sale by the Indemnitee of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar provisions of any state law; and (iii) is not based upon the Indemnitee's knowingly fraudulent, deliberately dishonest or willful misconduct. The Indemnity Agreements also provide that all costs and expenses incurred by the Indemnitee in defending or investigating such claim shall be paid by the Company in advance of the final disposition thereof unless the Company, independent legal counsel, the stockholders of the Company or court of competent jurisdiction determines that:
(i) the Indemnitee did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Company; (ii) in the case of any criminal action or proceeding, the Indemnitee had reasonable cause to believe his or her conduct was unlawful; or (iii) the Indemnitee intentionally breached his or her duty to the Company or its stockholders. Each Indemnitee has undertaken to repay the Company for any costs or expenses so advanced if it shall ultimately be determined by a court of competent jurisdiction in a final, nonappealable adjudication that he or she is not entitled to indemnification under the Indemnity Agreements.

  In April 1997, the Company completed a transaction to jointly own and operate approximately 130 retail women's footwear stores through the SLJ Retail joint venture. The Company and the Butler Group Inc., a wholly owned subsidiary of General Electric Capital Corporation, own 49% and 51% of SLJ Retail, respectively. A subsidiary of the Company is the manager of SLJ Retail. The Company holds an option through February 1, 2000 to purchase additional equity in SLJ Retail to increase its equity ownership to 55%, subject to achieving certain operating income levels.

  The Company's contribution to SLJ Retail was the provision of exclusive retail license agreements with respect to the Sam & Libby and Jones New York brand names, management services for the business of SLJ Retail and access to the Company's manufacturing resources worldwide. SLJ Retail will purchase footwear directly at a first cost basis from the same factories as the Company, as well as factories which the Company does not use. The Butler Group contributed certain assets consisting of store leases and headquarter assets, the purchase of a $12.5 million subordinated note and the provision of a bank guaranty of a $16.0 million term loan all of which is secured by the assets of SLJ Retail.

  The first retail stores operated by SLJ Retail opened in July 1997. As of March 8, 1998, 122 stores had been converted from their prior retail concepts to either Sam & Libby or Jones New York branded concepts. As of March 8, 1998, there were 94 Sam & Libby and 28 Jones New York footwear retail stores opened.

  Upon consummation of the Offering, the Company will enter into a new consulting agreement with Mr. Blum for certain specified services for up to 20 hours per month in consideration of certain benefits. See "Management-- Consulting Agreement."

  Gibson, Dunn & Crutcher LLP has provided legal services to the Company in connection with this offering and to the Company and certain affiliates of the Company regarding certain other matters. The Company expects that such law firm will render legal services to the Company and its affiliates in the future. Jonathan K. Layne, a partner of Gibson, Dunn & Crutcher LLP, serves as a member of the Company's Board of Directors. See "Management--Directors and Executive Officers" and "Legal Matters."

  The Company believes that the terms of all transactions between the Company and the Selling Stockholders, the officers and directors of the Company and Gibson, Dunn & Crutcher LLP, or any of their affiliates, described above are no less favorable to the Company than terms that could have been obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information with respect to the Principal and Selling Stockholders as of April 20, 1998 and the shares of Common Stock beneficially owned by each Principal or Selling Stockholder that may be offered pursuant to this Prospectus. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities. Such information has been obtained from the Principal or Selling Stockholders. The Selling Stockholders are all directors, officers or five percent stockholders of the Company.

                                    SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                OWNED PRIOR TO OFFERING(1)         OWNED AFTER OFFERING(1)(2)(3)(4)
                         ----------------------------------------- ------------------------------------
                               CLASS A              CLASS B              CLASS A
                         -------------------- -------------------- -----------------------  PERCENT OF
                                   PERCENT OF           PERCENT OF              PERCENT OF COMMON STOCK
NAME AND ADDRESS          NUMBER     CLASS     NUMBER     CLASS     NUMBER        CLASS    VOTING POWER
------------------------ --------- ---------- --------- ---------- ---------    ---------- ------------
Maxwell V. Blum(5)(6)...    16,850    0.45%     871,940   17.22%     100,000(7)    1.11%       1.11%
Mark J. Cocozza(5)......   935,612   24.72%          --      --      635,612       7.06%       7.06%
Betty Ann Blum(5).......    32,000    0.85%   1,696,387   33.50%          --         --          --
Marjorie W. Blum(5).....    32,000    0.85%   1,696,387   33.50%          --         --          --
David Andelman(5)(8)....        --      --      798,603   15.77%          --         --          --
James J. Tinagero.......    51,000    1.35%          --      --      200,000(9)    2.22%       2.22%
Stephen A. Fine.........    25,000    0.66%          --      --       25,000       0.28%       0.28%
Jonathan K. Layne.......    25,000    0.66%          --      --       25,000       0.28%       0.28%
Malcolm L. Sherman......    25,000    0.66%          --      --       25,000       0.28%       0.28%
FMR Corp.(10)...........   758,800   20.05%          --      --      758,800       8.43%       8.43%
Wynnefield Partners
 Small Cap Value, L.P.
 (11)...................   126,100    3.33%          --      --      126,100       1.40%       1.40%
All officers and
 directors as a group
 (ten persons).......... 1,163,712   30.74%   4,264,714   84.23%   1,031,862      11.47%      11.47%

--------
 (1) The shares of Class A Common Stock underlying options that are exercisable as of April 20, 1998 or that will become exercisable within 60 days thereafter are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of such options, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person.
 (2) Gives effect to the issuance of 588,412 shares of Class A Common Stock upon exercise of an option that had been granted to Mr. Cocozza, which option is currently exercisable, provided that Mr. Cocozza (i) is still employed by the Company on that date or (ii) has ceased to be employed by the Company on or before such date due only to either (x) Mr. Cocozza's death or (y) termination of his employment by the Company for other than cause.
 (3) No Class B Common Stock will be outstanding after the consummation of the Offering.
 (4) Does not give effect to the issuance of 801,625 shares of Class A Common Stock by the Company and the sale of such shares upon exercise of the Underwriters' overallotment option.
 (5) The address of each of the above is 101 Sprague Street, P.O. Box 37, Readville (Boston), Massachusetts 02137.
 (6) Excludes 798,603 shares held in trust for the benefit of Mr. Blum's wife, as to which Mr. Blum disclaims beneficial ownership.
 (7) Mr. Blum intends to donate 100,000 shares to the Maxwell V. Blum Family Foundation, a private charitable foundation, concurrently with the consummation of this Offering.
 (8) Holds shares as trustee for the benefit of Mr. Blum's wife.
 (9) Includes 149,000 shares of Class A Common Stock underlying options that will become exercisable upon a change of control of the Company. The consummation of the Offering will result in a change of control of the Company for purposes of such option.
(10) This information is based solely on a Schedule 13G dated February 10, 1998 filed with the Securities and Exchange Commission. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.
(11) This information is based solely on a joint Schedule 13D dated March 5, 1998 filed with the Securities and Exchange Commission by Wynnefield Partners Small Cap Value, L.P. (with respect to 101,000 shares) and Wynnefield Small Cap Value Offshore Fund Ltd. (with respect to 25,100 shares). The address of Wynnefield Partners Small Cap Value, L.P. is One Penn Plaza, Suite 4720, New York, New York 10119.

                          DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 1,000,000 shares of Preferred Stock, par value $.01 per share, and 30,000,000 shares of Common Stock, par value $.01 per share.

COMMON STOCK

  Each share of Common Stock is designated as either Class A Common Stock or Class B Common Stock. The Company is authorized to issue 20,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock. As of the date hereof, there are 2,542,357 shares of Class A Common Stock outstanding and 5,063,317 shares of Class B Common Stock outstanding. Upon consummation of the Offering, there will be 7,986,524 shares of Class A Common Stock (8,574,936 shares of Class A Common Stock after giving effect to the issuance of 588,412 shares of Class A Common Stock upon the exercise of an option that had been granted to Mr. Cocozza, the Company's President (see "Management")) and no shares of Class B Common Stock outstanding. Authorized shares of Class A Common Stock will be increased by an amount equal to any corresponding decrease determined by the Board of Directors in the number of authorized shares of Class B Common Stock. The issued and outstanding shares of Class A Common Stock and Class B Common Stock have been, and the shares of Class A Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable.

  The Board of Directors has determined not to issue additional shares of Class B Common Stock, except in conjunction with stock splits, reverse stock splits, stock dividends, reclassifications and similar transactions and events regarding the Class A Common Stock that would otherwise have the effect of changing the conversion rights of the Class B Common Stock relative to the Class A Common Stock (the "Adjustments"). In addition, as soon as practicable after the consummation of the Offering, the Company intends to seek stockholder approval to amend its Certificate of Incorporation to eliminate the authorization for the issuance of Class B Common Stock. Consequently, assuming the implementation of such amendment, the Company will have only one class of Common Stock and one class of Preferred Stock. See Footnote 2 to "Capitalization."

  Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

  While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share (subject to the Adjustments) of Class A Common Stock at the option of the Class B stockholder. All shares of Class B Common Stock shall automatically convert to shares of Class A Common Stock (on a share-for-share basis, subject to the Adjustments) on the earliest record date for an annual meeting of the Company's stockholders on which the number of shares of Class B Common Stock outstanding is less than 5% of the total number of shares of Common Stock outstanding. Shares of Class B Common Stock may not be transferred to third parties (except for transfers to certain family members and in other limited circumstances). Any impermissible transfer of Class B Common Stock will result in the automatic conversion of such shares into shares of Class A Common Stock.

  Subject to the preferences applicable to Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and Preferred Stock preferences, if any. In the case of dividends or other distributions payable in Common Stock, shares of Class B Common Stock shall be distributed with respect to Class B Common Stock unless the Board of Directors determines to distribute shares of Class A Common Stock with respect to Class B Common Stock. In all other respects each share of Class A Common Stock and Class B Common Stock will be treated equally with respect to dividends and distributions.

  Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except that, in the case of a proposed amendment to the Company's Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors.

  The Company's Board of Directors has seven members. Either the directors or the stockholders may amend the Bylaws to change the size of the Board, subject to the requirement in the Certificate of Incorporation that the entire Board must consist of at least three and no more than twelve directors. The directors stand for reelection at each annual meeting of the stockholders and vacancies on the Board, including a vacancy caused by an increase in the size of the Board, may be filled by the remaining directors. Any stockholder entitled to vote at a meeting regarding the election of directors may nominate a person for election as a director, provided that the stockholder gives the Company written notice of the nomination at least 90 days before the meeting (or if later, the seventh day after the first public announcement of the date of such meeting), which notice must contain specified information about the stockholder and the nominee.

  The Company's Certificate of Incorporation provides that any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if the Company receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. However, the Company does not presently expect the written consent procedure to be utilized in the future.

  The Company's Transfer Agent and Registrar for the Common Stock is BankBoston, N.A.

  The Class A Common Stock is traded on the National Market System of NASDAQ under the symbol "MAXS."

PREFERRED STOCK

  The Company's Board of Directors is authorized without further action by the stockholders, to issue, from time to time, shares of Preferred Stock in one or more class or series, and to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share), rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any unissued shares or wholly unissued series of Preferred Stock, and the number of shares constituting any such class or series and the designation thereof, and to increase or decrease the number of shares of any such class or series and the designation thereof, and to increase or decrease the number of shares of any such class or series subsequent to the issuance of shares of such class or series, but not below the amount then outstanding. In the future, the Board of Directors could authorize and issue preferred stock with terms and conditions that could discourage offers to acquire the Company.

REGISTRATION RIGHTS

  Mr. Cocozza (the "Holder") is entitled to certain rights with respect to the registration under the Securities Act of his shares of Common Stock (the "Registrable Shares") under the terms of certain agreements to which the Company is a party. The agreements provide that in the event the Company proposes to register any of its securities under the Securities Act for its own account at any time or times, subject to certain exceptions, the Holder shall be entitled to include Registrable Shares in any such registration, subject to the right of the managing underwriter of any such offering to exclude for marketing reasons some or all of such Registrable Shares from such registration. The Holder, if holding 50,000 or more Registrable Shares, may also require the Company to register all or part of his shares on Form S-3 up to one time each year (up to a maximum amount not to exceed 175,000 shares per year) if the Company then qualifies for use of such form, subject to certain conditions and limitations. The Company has agreed to separately register under the Securities Act on Form S-8 (if available) the 588,412 shares of Class A Common Stock issuable upon exercise of Mr. Cocozza's option, which was granted in the first quarter of fiscal 1994 in exchange for the termination of a pre-existing deferred compensation arrangement. The Company is generally required to bear the expenses of all such registrations (except underwriting discounts and commissions relating to the Registrable Shares) and the fees of one special counsel to the Holder. The Holder will be required to indemnify the Company, and the Company will be required to indemnify the Holder, against liabilities incurred by the indemnified party under certain circumstances. See "Shares Eligible for Future Sale."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Class A Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act, pursuant to registration rights granted to certain holders of options to purchase the Company's Class A Common Stock, or pursuant to other registrations or exemptions from registration under the Securities Act, could have an adverse effect on the price of the shares of Class A Common Stock. Upon consummation of the Offering, the Company will have outstanding 7,986,524 shares of Class A Common Stock, all of which will be freely tradable, and no shares of Class B Common Stock. In addition, the Company has reserved for issuance (i) 733,493 shares of Class A Common Stock upon exercise of options granted under the Company's 1994 Stock Option Plan, (ii) 299,150 shares upon the exercise of options available for grant under the 1994 Plan, and (iii) 588,412 shares of Class A Common Stock issuable upon exercise of an option granted to Mr. Cocozza, the Company's President. Mr. Cocozza's option is currently exercisable until January 6, 2010, and Mr. Cocozza may require the Company to register his shares of Class A Common Stock under the Securities Act, which would permit Mr. Cocozza to resell a certain amount of his shares without complying with Rule
144. See "Description of Capital Stock--Registration Rights." If such registration statement is filed and becomes effective, then Mr. Cocozza generally would be able to sell a certain amount of his shares in the open market.

  Furthermore, of the 733,493 shares of Class A Common Stock reserved for issuance upon exercise of options granted under the Company's 1994 Stock Option Plan, 200,000 of such shares will be issuable upon exercise of an option granted to Mr. James Tinagero, the Company's Executive Vice President, all of which shares have been registered under the Securities Act. Such option will become exercisable upon a change of control of the Company, and hence, such option will become exercisable upon the consummation of the Offering. If
Mr. Tinagero exercises such option, he would be able to sell such shares issuable under such option in the open market.

  Upon consummation of the Offering, the Company will grant to Messrs. Cocozza and Tinagero 75,000 and 25,000 additional stock options, respectively, subject to certain time and other vesting provisions. The Company will register under the Securities Act on Form S-8 such 100,000 shares issuable upon exercise of these additional 100,000 options.

  Of the 2,542,357 shares of Class A Common Stock issued and outstanding, 2,375,000 were sold publicly in the Company's initial public offering and 150,000 shares were sold to the public subsequent to the conversion of 150,000 shares of Class B Common Stock by Mr. Blum. The remaining 17,357 outstanding shares of Class A Common Stock are "restricted securities," as that term is defined in Rule 144, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including exemptions provided by Rule 144. All of such shares are presently eligible for resale under Rule 144.

  In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned his shares for at least one year, including persons who may be deemed "affiliates" of the Company as defined under the Act, may sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Class A Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of an unlimited number of shares by a person who is not an "affiliate" of the Company and who has not been an "affiliate" of the Company at any time during the three months preceding the sale and who has beneficially owned his shares for at least two years.

  The Company and each of its officers and directors and each of the Selling Stockholders have agreed that, for a period of 90 days after the effective date of the Offering, they will not offer, sell or otherwise dispose of any shares of Class A Common Stock without the prior written consent of Lehman Brothers Inc. No prediction can be made as to the effect that future sales of Class A Common Stock, or the availability of shares of Class A Common Stock for future sales, will have on the market prices for the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock, or the perception that such sales could occur could impair the Company's ability to raise capital through the future sale of its equity securities. See "Principal and Selling Stockholders" and "Risk Factors--Shares Eligible for Future Sale; Registration Rights."

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                    NON-U.S. HOLDERS OF CLASS A COMMON STOCK

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a holder that is not a "U.S. person" (a "non-U.S. holder"). A "U.S. person" is a person or entity that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or a trust subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701 (a) (30) of the Internal Revenue Code of 1986, as amended (the "Code"). An individual will be deemed to be a resident of the United States for U.S. federal income tax purposes if: (1) such individual is a lawful permanent resident of the United States at any time during the taxable year, (2) such individual makes an election to be treated as a resident pursuant to the provisions of the Code; or
(3) such individual is present in the United States for an aggregate of 183 days or more during the calendar year. In addition, an individual will be presumed to be a resident of the United States for U.S. federal income tax purposes if such individual is present in the United States on at least 31 days in the current calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year (counting, for such purposes all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year). This presumption of residence may be rebutted if an individual is present in the United States for fewer than 183 days during the current year and it is established that such individual has a "tax home" in a foreign country and a "closer connection" to such foreign country than to the United States, with such terms being defined in the Code. Furthermore, the determination of residence under the Code may be rebutted by application of an applicable tax treaty or convention between the United States and an appropriate foreign country that may also treat such individual as a tax resident of such country. A special definition of U.S. resident applies for U.S. federal estate tax purposes. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

  This discussion is based on Code and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address tax consequences under the laws of any state, local or foreign taxing jurisdiction.

  Prospective holders should consult their own tax advisors about the particular U.S. federal tax consequences to them of holding and disposing of Class A Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

  Distributions by the Company to a non-U.S. holder will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a United States trade or business or, if an income tax treaty applies, as attributable to a United States permanent establishment of the non-U.S. holder. Dividends that are effectively connected with such a trade or business (or, if an income tax treaty applies, that are attributable to a United States permanent establishment of the non-U.S. holder) will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address (unless the payor has knowledge to the contrary), including for purposes of determining the applicability of a tax treaty rate (the "address rule"). Thus, non-U.S. holders who receive dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. Under recently issued Treasury Regulations scheduled to take effect January 1, 1999 (the "Final Regulations"), the address rule will no longer apply, and a non-U.S. holder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. The Final Regulations also provide special rules regarding whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity.

  A non-U.S. holder must file a properly completed and executed Internal Revenue Service ("IRS") Form 4224 (or, under the Final Regulations, for distributions after December 31, 1998, an IRS Form W-8) with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business or is attributable to a permanent establishment of such non-U.S. holder in order to qualify for the exemption from withholding under the effectively connected income and permanent establishment exemptions discussed above.

  Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a non-U.S. holder to the extent that they do not exceed the adjusted basis of the stockholder's Class A Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. holder's Class A Common Stock, they will give rise to gain from the sale or exchange of his stock, the tax treatment of which is described below. Under current regulations, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. Under the Final Regulations, the Company will generally be permitted to make a reasonable estimate of the amount of such distribution that should be treated as a dividend and therefore subject to withholding.

  A non-U.S. holder of Class A Common Stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty or whose dividends have otherwise been subjected to withholding in an amount that exceeds such holder's United States federal income tax liability, may obtain a refund by filing an appropriate claim for a refund with the IRS.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

  A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Class A Common Stock unless (i) the Gain is effectively connected with the conduct of a trade or business of the non-U.S. holder (or of a partnership that holds the Class A Common Stock in which the non-U.S. holder is a member) in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Class A Common Stock as a capital asset (or is a member in a partnership that holds the Class A Common Stock as a capital asset), such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (x) has a "tax home" in the United States (as specially defined for U.S. federal income tax purposes) or (y) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business, (iii) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates or (iv) under certain circumstances the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes. The Company is not currently, has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the non-U.S. holder resides.

  United States federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the IRS) will generally not apply to dividends paid to a non-U.S. holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person, except that with regard to payments made after December 31, 1998, a non-U.S. holder will be entitled to such an exemption only if it provides an IRS Form W-8 (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person).

  The backup withholding and information reporting requirements also apply to the gross proceeds paid to a non-U.S. holder upon the disposition of Class A Common Stock by or through a U.S. office of a U.S. or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a non-U.S. holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Class A Common Stock by or through a foreign office of (i) a U.S. person, (ii) a foreign person 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign person that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Class A Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

  Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the IRS.

FEDERAL ESTATE TAXES

  Class A Common Stock owned or treated as owned by an individual who is neither a citizen nor a resident of the United States for federal estate tax purposes at the date of death will be included in such individual's estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit for U.S. estate tax purposes. Estate tax treaties may permit a larger credit. A special definition of U.S. resident applies for U.S. federal estate purposes.

                                  UNDERWRITING

  Under the terms of, and subject to the conditions in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., BT Alex. Brown Incorporated and Tucker Anthony Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to each Underwriter. the aggregate number of shares of Class A Common Stock set forth opposite their respective names below:

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Lehman Brothers Inc. .............................................  1,054,797
   Bear, Stearns & Co. Inc. .........................................  1,054,790
   BT Alex. Brown Incorporated.......................................  1,054,790
   Tucker Anthony Incorporated.......................................  1,054,790
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated.................................................    150,000
   NationsBanc Montgomery Securities LLC.............................    150,000
   Morgan Stanley & Co. Incorporated.................................    150,000
   Smith Barney Inc. ................................................    150,000
   SBC Warburg Dillon Read Inc. .....................................    150,000
   Wasserstein Perella Securities, Inc. .............................    150,000
   The Buckingham Research Group Incorporated........................     75,000
   Ferris, Baker Watts, Incorporated.................................     75,000
   Ladenburg, Thalmann & Co. Inc. ...................................     75,000
                                                                       ---------
       Total.........................................................  5,344,167
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Class A Common Stock are subject to certain conditions, and that if any of the foregoing shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Class A Common Stock agreed to be purchased by the Underwriters must be so purchased.

  The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of $0.52 per share. The selected dealers may re-allow a concession not in excess of $0.10 per share to certain brokers and dealers. After the Offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has granted to the Underwriters an option to purchase up to an aggregate of 801,625 shares of Class A Common Stock, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  The Company and the Selling Stockholders of the Company have agreed pursuant to the Underwriting Agreement that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 90 days after the effective date of the Offering without the prior written consent of Lehman Brothers Inc. In addition, all officers and directors of the Company have agreed pursuant to lock-up agreements that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Class A Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of Lehman Brothers Inc. for 90 days after the effective date of the Offering.

  Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Class A Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

  In addition, if the Representatives over-allot (i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Class A Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Class A Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Class A Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Jonathan K. Layne, a member of the Company's Board of Directors, is a partner of Gibson, Dunn & Crutcher LLP. Milbank, Tweed, Hadley & McCloy, New York, New York will act as counsel to the Underwriters.

                                    EXPERTS

  The financial statements and schedule of the Company as of October 31, 1996 and 1997, and for each of the years in the three-year period ended October 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Material filed by the Company can also be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete, and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Registration Statement and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which are available for inspection without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed by the Company with the Commission (File No. 0-24026) pursuant to the Exchange Act and are hereby incorporated by reference:

    1. Annual Report on Form 10-K for the fiscal year ended October 31, 1997;
  and

    2. Quarterly Report on Form 10-Q for the quarterly period ended January 31, 1998.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Class A Common Stock shall be deemed to be incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Investor Relations, Maxwell Shoe Company Inc., 101 Sprague Street, Readville (Boston), MA 02137 Attn: Director of Investor Relations. Telephone inquiries may be directed to the Director of Investor Relations at (617) 364-5090.

                           MAXWELL SHOE COMPANY INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Report of Independent Auditors........................................... F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of October 31, 1996 and 1997 and January
 31, 1998 (unaudited).................................................... F-3
Consolidated Statements of Income for the years ended October 31, 1995,
 1996 and 1997 and for the three months ended January 31, 1997
 (unaudited) and 1998 (unaudited)........................................ F-4
Consolidated Statements of Cash Flows for the years ended October 31,
 1995, 1996 and 1997 and for the three months ended January 31, 1997
 (unaudited) and 1998 (unaudited)........................................ F-5
Consolidated Statement of Changes in Stockholders' Equity for the years ended October 31, 1995, 1996 and 1997 and for the three months ended
 January 31, 1998 (unaudited)............................................ F-6
Notes to Consolidated Financial Statements............................... F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Maxwell Shoe Company Inc.

We have audited the accompanying consolidated balance sheets of Maxwell Shoe Company Inc. as of October 31, 1996 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxwell Shoe Company Inc. at October 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Boston, Massachusetts
December 15, 1997

                           MAXWELL SHOE COMPANY INC.

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS--EXCEPT PER SHARE AMOUNTS)

                                                      OCTOBER 31,
                                                    --------------- JANUARY 31,
                                                     1996    1997      1998
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $10,393 $ 3,129   $ 1,493
  Accounts receivable, trade (net of allowance for
   doubtful accounts and discounts of $730 in 1996,
   $739 in 1997)...................................  16,853  28,594    29,715
  Inventory, net...................................  12,175  20,141    25,696
  Prepaid expenses.................................     127     251       295
  Deferred income taxes............................     821   1,526     1,374
                                                    ------- -------   -------
Total current assets...............................  40,369  53,641    58,573
Property and equipment, net........................   1,039   1,393     3,208
Trademarks.........................................   5,500   5,133     5,042
Other assets.......................................      12      12        12
                                                    ------- -------   -------
                                                    $46,920 $60,179   $66,835
                                                    ======= =======   =======
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................. $   880 $ 2,197   $ 3,080
  Accrued expenses.................................   3,300   6,767    10,322
  Income taxes payable.............................     433     --        --
  Deferred income taxes............................      91     111       131
  Current portion of capital lease obligation......     142     125       125
                                                    ------- -------   -------
Total current liabilities..........................   4,846   9,200    13,658
Capital lease obligation...........................     469     344       313
Stockholders' equity:
  Preferred stock, par value $.01, 1,000 shares
   authorized, none outstanding....................     --      --        --
  Class A common stock, par value $.01, 20,000
   shares authorized, 2,525 outstanding............      25      25        25
  Class B common stock, par value $.01, 10,000
   shares authorized, 5,063 shares outstanding.....      51      51        51
  Additional paid-in capital.......................  27,312  27,312    27,312
  Retained earnings................................  14,217  23,247    25,476
                                                    ------- -------   -------
Total stockholders' equity.........................  41,605  50,635    52,864
                                                    ------- -------   -------
                                                    $46,920 $60,179   $66,835
                                                    ======= =======   =======

                            See accompanying notes.

                           MAXWELL SHOE COMPANY INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                   (IN THOUSANDS -- EXCEPT PER SHARE AMOUNTS)

                                                           THREE MONTHS ENDED
                                      OCTOBER 31,              JANUARY 31,
                               --------------------------- -------------------
                                 1995     1996      1997     1997      1998
                               -------- --------  -------- --------- ---------
                                                               (UNAUDITED)
Net sales..................... $101,870 $104,337  $134,211 $  28,764 $  36,328
Cost of sales.................   77,912   79,915    98,230    21,503    26,491
                               -------- --------  -------- --------- ---------
Gross profit..................   23,958   24,422    35,981     7,261     9,837
Operating expenses:
  Selling.....................    4,777    5,314     7,614     1,770     2,378
  General and administrative..    8,804   10,099    13,368     2,793     3,802
                               -------- --------  -------- --------- ---------
                                 13,581   15,413    20,982     4,563     6,180
                               -------- --------  -------- --------- ---------
Operating income..............   10,377    9,009    14,999     2,698     3,657
Other expenses (income):
  Interest....................      255       38       110         7        11
  Other, net..................      399     (579)      325        11        49
                               -------- --------  -------- --------- ---------
                                    654     (541)      435        18        60
                               -------- --------  -------- --------- ---------
Income before income taxes....    9,723    9,550    14,564     2,680     3,597
Income taxes..................    3,889    3,629     5,534     1,018     1,367
                               -------- --------  -------- --------- ---------
Net income.................... $  5,834 $  5,921  $  9,030 $   1,662 $   2,230
                               ======== ========  ======== ========= =========
Earnings per share
  Basic....................... $    .77 $    .78  $   1.19 $     .22 $     .29
                               ======== ========  ======== ========= =========
  Diluted..................... $    .70 $    .72  $   1.06 $     .20 $     .26
                               ======== ========  ======== ========= =========
Shares used to compute
 earnings per share
  Basic.......................    7,588    7,588     7,588     7,588     7,588
                               ======== ========  ======== ========= =========
  Diluted.....................    8,311    8,261     8,537     8,358     8,702
                               ======== ========  ======== ========= =========



                            See accompanying notes.

                           MAXWELL SHOE COMPANY INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                   OCTOBER 31,                JANUARY 31,
                            ----------------------------  --------------------
                              1995     1996      1997       1997       1998
                            --------  -------  ---------  ---------  ---------
                                                              (UNAUDITED)
Operating activities:
Net income................  $  5,834  $ 5,921  $   9,030  $   1,662  $   2,230
Adjustments to reconcile
 net income to net cash
 provided (used) by
 operating activities:
  Depreciation and
   amortization...........       213      242        672        157        267
  Deferred income taxes...      (153)     240       (685)      (220)       172
  Doubtful accounts
   provision..............       150       50        125         30         31
  Changes in operating
   assets and liabilities:
    Accounts receivable...    (1,571)     931    (11,866)    (9,225)    (1,152)
    Inventory.............     4,157      219     (7,966)    (7,307)    (5,556)
    Prepaid expenses......        (2)     706       (124)       (94)       (44)
    Accounts payable......    (1,768)     (48)     1,317      2,022        883
    Income taxes payable..      (306)     433       (433)     1,514        597
    Accrued expenses......      (897)     791      3,467      2,731      2,957
                            --------  -------  ---------  ---------  ---------
Net cash provided (used)
 by operating activities..     5,657    9,485     (6,463)    (8,730)       385
Investing activities:
Purchase of trademark ....       --    (5,500)       --         --         --
Purchases of property and
 equipment................      (144)    (101)      (659)      (146)    (1,990)
                            --------  -------  ---------  ---------  ---------
Net cash used by investing
 activities...............      (144)  (5,601)      (659)      (146)    (1,990)
Financing activities:
Payments on capital lease
 obligation...............      (163)    (176)      (142)       (41)       (31)
Proceeds from lease
 financing................       717      --         --         --         --
                            --------  -------  ---------  ---------  ---------
Net cash provided (used)
 by financing activities..       554     (176)      (142)       (41)       (31)
                            --------  -------  ---------  ---------  ---------
Net increase (decrease) in
 cash and cash
 equivalents..............     6,067    3,708     (7,264)    (8,917)    (1,636)
Cash and cash equivalents
 at beginning of year.....       618    6,685     10,393     10,393      3,129
                            --------  -------  ---------  ---------  ---------
Cash and cash equivalents
 at end of year...........  $  6,685  $10,393  $   3,129  $   1,476  $   1,493
                            ========  =======  =========  =========  =========
Interest paid.............  $    255  $    38  $     110  $       7  $      11
                            ========  =======  =========  =========  =========
Income taxes paid.........  $  4,975  $ 2,380  $   6,807  $     107  $     442
                            ========  =======  =========  =========  =========

                            See accompanying notes.

                           MAXWELL SHOE COMPANY INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                             CLASS A          CLASS B
                           COMMON STOCK     COMMON STOCK
                         ---------------- ----------------
                                                           ADDITIONAL
                         NUMBER OF        NUMBER OF         PAID-IN   RETAINED
                          SHARES   AMOUNT  SHARES   AMOUNT  CAPITAL   EARNINGS  TOTAL
                         --------- ------ --------- ------ ---------- -------- -------
Balance at October 31,
 1994...................   2,375    $24     5,213    $52    $27,312   $ 2,462  $29,850
  Net income for 1995...                                                5,834    5,834
  Shares converted......     150      1      (150)    (1)                          --
                           -----    ---     -----    ---    -------   -------  -------
Balance at October 31,
 1995...................   2,525     25     5,063     51     27,312     8,296   35,684
  Net income for 1996...                                                5,921    5,921
                           -----    ---     -----    ---    -------   -------  -------
Balance at October 31,
 1996...................   2,525     25     5,063     51     27,312    14,217   41,605
  Net income for 1997...                                                9,030    9,030
                           -----    ---     -----    ---    -------   -------  -------
Balance at October 31,
 1997...................   2,525     25     5,063     51     27,312    23,247   50,635
  Net income for the
   three months ended
   January 31, 1998
   (unaudited)..........                                                2,230    2,230
                           -----    ---     -----    ---    -------   -------  -------
Balance at January 31,
 1998
 (unaudited)............   2,525    $25     5,063    $51    $27,312   $25,477  $52,865
                           =====    ===     =====    ===    =======   =======  =======



                            See accompanying notes.

                           MAXWELL SHOE COMPANY INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (DOLLARS IN THOUSANDS -- EXCEPT PER SHARE AMOUNTS)

                               OCTOBER 31, 1997

1. INTERIM FINANCIAL STATEMENTS

  The unaudited financial statements at January 31, 1998 and for the three months ended January 31, 1997 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The results of the interim periods presented herein are not necessarily indicative of the results to be expected for any other interim period or the full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

 Concentration of Credit Risk

  The Company sells footwear for women and children to retailers located throughout the United States, Canada and Japan. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within or below management's expectations. In fiscal 1995, 1996 and 1997 one customer accounted for approximately 14%, 15%, and 19% respectively, of net sales. During 1996, this one customer was acquired by another customer of the Company. Had these two customers been treated as one account for fiscal years 1995 and 1996, they would have accounted for approximately 18% and 22% respectively, of net sales.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Recognition of Revenue

  Sales are recognized upon shipment of products.

 Cash and Cash Equivalents

  Cash, checking accounts and all highly-liquid debt instruments with original maturities three months or less are deemed to be cash and cash equivalents.

 Inventory

  Inventory is valued at the lower of cost or market, using the first-in, first-out method.

                           MAXWELL SHOE COMPANY INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

 Long Term Assets

  Property and equipment are stated at cost. Depreciation is provided using both straight line and accelerated methods over the estimated useful lives of these assets or the lease term, if shorter. The estimated useful lives of these assets are as follows:

       ASSET                                                         USEFUL LIFE
       -----                                                         -----------
       Furniture and fixtures.......................................   5 Years
       Warehouse equipment..........................................   7 Years
       Leasehold improvements.......................................   7 Years
       Computer equipment...........................................   5 Years

  In August 1996, the Company acquired the rights to the Sam & Libby and certain related trademarks and tradenames for $5.5 million cash. The trademarks and tradenames will be amortized on a straight line basis over 15 years, their estimated useful lives. Amortization began in 1997 when sale of product with the trademark names commenced. Accumulated amortization at October 31, 1997 was $367.

 Operating Expenses

  General and administrative expenses include the cost of warehousing and shipping operations.

 Advertising Expenses

  Advertising costs are expensed as incurred. Advertising expense (including cooperative advertising with retailers) amounted to $1,449, $1,546, and $2,502 for the years ended October 31, 1995, 1996 and 1997, respectively.

 Income Taxes

  The Company utilizes the liability method for accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

 Forward Exchange Contracts

  The Company uses forward exchange contracts to manage its foreign currency exposure. Realized and unrealized gains and losses on contracts that hedge anticipated cash flows are determined by comparison of contract values to current market values upon execution of a contract (realized) and at each balance sheet date for open contracts (unrealized). Resulting gains and losses are recognized in other income and expense ($41 loss in 1995, $275 gain in 1996 and $76 loss in 1997).

 Stock Based Compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and, accordingly, recognizes no compensation expense for the stock option grants.

                           MAXWELL SHOE COMPANY INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). These provisions require the Company to disclose pro forma net income and earnings per share amounts as if compensation related to grants of stock options were recognized based on the fair value of such options (see Note 7).

NET INCOME PER SHARE

  For all periods presented, the difference between basic and diluted shares used in the computation of earnings per share are the common equivalent shares
resulting from outstanding common stock options.   In 1997, the Financial
Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements. For all periods presented, the difference between basic and diluted shares used in the computation of earnings per share are the common equivalent shares resulting from outstanding common stock options.

  In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" (FAS 130) and Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS 131). FAS 130 establishes standards for reporting and displaying comprehensive income and its components. FAS 131 establishes standards for public companies to report information about operating segments in financial statements, and supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirements to report information about major customers. FAS 130 and FAS 131 are effective for the Company in fiscal 1999. The Company does not believe the adoption of these Statements will have a material effect on the Company's financial statements.

3. RELATED PARTY TRANSACTIONS

  One of the principal stockholders and another officer of the Company had owned a chain of six retail stores that purchase footwear from the Company. Their ownership position in these stores was sold during fiscal 1996. Total sales (and cost of sales) to these stores in fiscal 1995, and while they had an ownership position in 1996, were $365 ($229) and $237 ($173), respectively. In addition, the Company has provided administrative services to these stores. Fees for such services, as negotiated between the parties, totaled $25 and $19 in fiscal 1995 and 1996, respectively.

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following at October 31:

                                                                   1996   1997
                                                                  ------ ------
   Warehouse equipment........................................... $1,275 $1,278
   Furniture and fixtures........................................    523    641
   Leasehold improvements........................................    398    635
   Computer equipment............................................    285    485
   Other.........................................................      4      4
                                                                  ------ ------
                                                                   2,485  3,043
   Less accumulated depreciation.................................  1,446  1,650
                                                                  ------ ------
   Property and equipment, net................................... $1,039 $1,393
                                                                  ====== ======

                           MAXWELL SHOE COMPANY INC.

4. PROPERTY AND EQUIPMENT -- (CONTINUED)

  At October 31, 1996 and 1997, property and equipment included assets recorded under capital leases of $1,047. Accumulated depreciation of such assets was $468 and $637 at October 31, 1996, and 1997, respectively. Depreciation expense, including amortization of assets recorded under capital leases, for the years ended October 31, 1995, 1996 and 1997 amounted to $213, $242 and $305, respectively.

5. BANK BORROWINGS

  The Company has a revolving line of credit pursuant to a loan agreement with Bank of Boston. The loan agreement provides that the bank will both advance funds directly to the Company and issue letters of credit on behalf of the Company. The total credit line available shall not exceed an amount which is the lesser of (i) an amount determined under a formula based upon qualified accounts receivable and inventory balances, or (ii) $25,000.

  Direct borrowings bear interest at the bank's base rate. At October 31, 1997, the Company had outstanding letters of credit totaling $10.9 million for the purchase of inventory and approximately $14.1 million available under the line of credit. The line of credit is secured by substantially all of the Company's assets.

6. ACCRUED EXPENSES

  Accrued expenses consist of the following at October 31:

                                                                   1996   1997
                                                                  ------ ------
   Inventory purchases........................................... $1,149 $3,394
   Compensation..................................................  1,455  2,653
   Employee benefit plan contribution............................    142    248
   Other.........................................................    554    472
                                                                  ------ ------
                                                                  $3,300 $6,767
                                                                  ====== ======

7. STOCKHOLDERS' EQUITY

 Preferred Stock

   The Company's Charter authorizes the issuance of 1,000,000 shares of preferred stock. The Company's Charter provides that the Board of Directors of the Company may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the Board may determine without any further action by the stockholders of the Company. There are no shares of preferred stock currently outstanding.

 Common Stock

  Each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B stockholders. Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except that, in the case of a proposed amendment to the Company's Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors.

                           MAXWELL SHOE COMPANY INC.

7. STOCKHOLDERS' EQUITY-- (CONTINUED)

 Stock Options

  Under the 1994 Stock Incentive Plan (the Plan), the Board of Directors has reserved 750,000 shares of Class A Common Stock for issuance upon exercise of options or grants of other awards under the Plan. Except for options granted to non-employee directors, which vest immediately, options generally vest annually over a four-year period.

  In the first quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123). FAS 123 encourages companies to adopt the fair value method of accounting for employee stock options. Under this method, compensation expense for stock-based compensation plans is measured at the grant date based on the fair value of the award and is recognized over the service period.

  In accordance with FAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized as long as the exercise price equals the market price of the underlying stock on the date of grant.

  Pro forma information regarding net income and earnings per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options and other stock-based compensation granted subsequent to October 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1997: risk-free interest rates ranging from 5.26% to 6.89%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 63.4%; and a weighted average expected life of 5.1 years for options granted. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

                                                                   YEAR ENDED
                                                                   OCTOBER 31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
     Pro forma:
       Net income................................................ $5,758 $8,731
       Earnings per share:
       Basic..................................................... $  .76 $ 1.15
       Diluted................................................... $  .70 $ 1.02
     Weighted average fair value of options granted during the
      period..................................................... $ 3.53 $ 3.92

  During the initial phase-in period, the effects of applying FAS 123 for recognizing compensation expense may not be representative of the effects on reported net income or loss for future years because the options granted by the Company vest over several years and additional awards may be made in future years.

                           MAXWELL SHOE COMPANY INC.

7. STOCKHOLDERS' EQUITY -- (CONTINUED)

  Presented below is a summary of the status of the stock option plan and related transactions:

                                        YEAR ENDED OCTOBER 31,
                          -----------------------------------------------------
                                1995              1996              1997
                          ----------------- ----------------- -----------------
                                   WEIGHTED          WEIGHTED          WEIGHTED
                                   AVERAGE           AVERAGE           AVERAGE
                          SHARES    PRICE   SHARES    PRICE   SHARES    PRICE
                          -------  -------- -------  -------- -------  --------
Options outstanding at
 beginning of year....... 104,700   $10.38  294,250   $ 9.47  670,850   $7.46
Granted.................. 198,000   $ 9.00  382,500   $ 5.96  129,500   $6.45
Cancelled................  (8,450)  $ 9.81   (5,900)  $10.38  (64,500)  $9.00
                          -------           -------           -------
Options outstanding at
 end of year............. 294,250   $ 9.47  670,850   $ 7.46  735,850   $7.15
                          =======           =======           =======
Options exercisable at
 end of year.............  44,408           102,324           214,405
                          =======           =======           =======

  The following table summarizes information about stock options outstanding under the stock option plan at October 31, 1997:

                                                                    OPTIONS
                                     OPTIONS OUTSTANDING          EXERCISABLE
                                ------------------------------ -----------------
                                         WEIGHTED-
                                          AVERAGE    WEIGHTED-         WEIGHTED-
                                         REMAINING    AVERAGE           AVERAGE
                                        CONTRACTUAL  EXERCISE          EXERCISE
   RANGE OF EXERCISE PRICE      SHARES  LIFE (YEARS)   PRICE   SHARES    PRICE
   -----------------------      ------- ------------ --------- ------- ---------
    $5.00 - $ 7.75............. 512,000     8.6        $6.08   121,930   $6.26
    $9.00 - $10.38............. 223,850     6.9        $9.58    92,475   $9.77
                                -------                        -------
                                735,850     8.1        $7.15   214,405   $8.25
                                =======                        =======

  At October 31, 1996 and 1997, there were 79,150 shares and 14,150 shares available, respectively, for future grants under stock option plans. In December 1997, the Board of Directors reserved an additional 300,000 shares of Class A Common Stock for issuance upon exercise of options or grants of other awards under the 1994 Stock Incentive Plan. The shares reserved are subject to the approval of the stockholders at the Company's April 1998 annual meeting.

  In 1994, in consideration for the termination of a deferred compensation agreement, the Board of Directors approved a non-transferable stock option grant to the President for the purchase of 888,412 shares of Class A Common Stock at an exercise price of $1.50 per share. The grant was outside of the Company's stock option plan, and the stock options were immediately exercisable. At October 31, 1997, all of the options granted were outstanding.

                           MAXWELL SHOE COMPANY INC.

8. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of October 31 were as follows:

                                                                1996     1997
                                                               -------  -------
Deferred tax assets:
  Stock option compensation................................... $ 2,800  $ 2,800
  Inventory reserve...........................................     376      571
  Allowance for doubtful accounts.............................     292      295
  Accrued compensation........................................     --       386
  Inventory capitalization....................................     153      274
                                                               -------  -------
                                                                 3,621    4,326
Valuation allowance for deferred tax assets...................  (2,800)  (2,800)
                                                               -------  -------
Total deferred tax assets.....................................     821    1,526
Deferred tax liabilities:
  Depreciation................................................      91      111
                                                               -------  -------
Total deferred tax liabilities................................      91      111
                                                               -------  -------
Net deferred tax assets....................................... $   730  $ 1,415
                                                               =======  =======

  FAS 109 requires a Company to recognize a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The stock option compensation, discussed in Note 7, will be deductible for tax reporting only upon the exercise of the option. The ultimate amount of the compensation deduction cannot be determined currently as it is not certain when, if ever, the holder of the option will ultimately exercise the option, or the value of the tax deduction that the Company would realize.

  Significant components of the provision for income taxes are as follows:

                                                           1995    1996   1997
                                                          ------  ------ ------
   Current:
     Federal............................................. $3,183  $3,011 $5,023
     State...............................................    859     378  1,196
                                                          ------  ------ ------
   Total current.........................................  4,042   3,389  6,219
   Deferred:
     Federal.............................................   (130)    204   (582)
     State...............................................    (23)     36   (103)
                                                          ------  ------ ------
   Total deferred........................................   (153)    240   (685)
                                                          ------  ------ ------
                                                          $3,889  $3,629 $5,534
                                                          ======  ====== ======

  The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate is as follows:

                                                                  1995  1996  1997
                                                                  ----  ----  ----
   U.S. statutory rate...........................................  34%   34%   34%
     State income taxes, net of federal tax benefit..............   6     4     4
                                                                  ---   ---   ---
     Effective tax rate..........................................  40%   38%   38%
                                                                  ===   ===   ===

                           MAXWELL SHOE COMPANY INC.

9. PROFIT-SHARING PLAN

  The Company has a contributory 401(k) profit-sharing plan covering substantially all employees. The plan requires the Company to match 100% of employee contributions up to 2% of total employee compensation. The plan also allows for additional discretionary Company contributions. Total plan expense amounted to $156, $200 and $300 for fiscal years 1995, 1996 and 1997, respectively.

10. COMMITMENTS

  The Company leases equipment and office and warehouse space under long-term non-cancelable operating leases which expire at various dates through January 31, 2007. These leases require the Company to pay the real estate taxes on the real property. The Company also leases equipment under capital leases.

  At October 31, 1997, future minimum payments under such leases were as follows:

                                                               CAPITAL OPERATING
                                                               ------- ---------
     1998.....................................................  $151    $1,225
     1999.....................................................   151     1,026
     2000.....................................................   142     1,003
     2001.....................................................   123     1,066
     2002.....................................................   --        660
     Later years..............................................   --      2,550
                                                                ----    ------
     Total minimum lease payments.............................  $567    $7,530
                                                                        ======
     Amounts representing interest............................   (98)
                                                                ----
     Capital lease obligation (including current portion).....  $469
                                                                ====

  Rent expense for the years ended October 31, 1995, 1996 and 1997 was $605, $639 and $831, respectively.

  The Company is a licensee under two agreements which allow for the manufacture and sale of various items of footwear. The agreements require the payment of royalties on qualified product sales and generally guarantee minimum royalty payments regardless of sales volume. In April 1997, the Company exercised its option to renew the license agreement with Jones Investment Co., Inc. (the Jones Agreement) through December 31, 2002 which requires minimum royalty payments ranging from $800 to $1,250 per annum during the period ending December 31, 2002. The April 1997 amendment also granted the Company three five-year option periods to renew through December 2017, subject to satisfying certain conditions. The three option periods require minimum royalty payments of $1,250 per annum. In April 1997, the Company entered into a license agreement with J. G. Hook, Inc. (the Hook agreement) for an initial 18 month period ending September 30, 1998, with two one-year option periods.

  In January 1997, the Company entered into a license agreement with Inter-Pacific Corporation (IPC), which provides IPC with the exclusive rights to design, manufacture and distribute Sam & Libby beachwear type footwear for an initial term of January 1997 to May 2000. For the use of the Sam & Libby tradename, IPC will pay the Company royalties based on qualified product sales subject to payment of minimum royalties of $495 over the initial term of the agreement. Upon satisfaction of certain conditions, IPC may exercise its option to extend the license agreement until May 2003.

  On April 14, 1997 the Company completed a transaction to own and operate approximately 130 retail women's footwear stores through a joint venture, SLJ Retail LLC (SLJ Retail), which will sell a complete

                           MAXWELL SHOE COMPANY INC.

10. COMMITMENTS -- (CONTINUED)

selection of women's footwear under the Sam & Libby and Jones New York brand names. Initially, the joint venture will be 49% owned by the Company, which will account for its ownership under the equity method, and 51% owned by the Butler Group, Inc., a wholly owned subsidiary of General Electric Capital Corporation. The Company also holds an option through February 1, 2000 to purchase additional equity in the joint venture to increase its equity ownership to 55%. Under certain circumstances, the Company may be obligated to acquire the ownership interest of the Butler Group at a value based upon the operating results of SLJ Retail. The Company also entered into an agreement to provide management services to SLJ Retail for $500 per annum.

  Summarized financial information of SLJ Retail as of October 31, 1997 and for the period from April 14, 1997 (date of inception) to October 31, 1997 is as follows: current assets--$17,559, noncurrent assets--$7,352, current liabilities--$4,933, noncurrent liabilities--$26,532, net sales--$7,050, gross profit--$4,107 and net operating loss--($6,430). The results reflect significant start up costs associated with store openings and implementing a new data processing system. The Company has not recognized any portion of SLJ Retail's net operating losses through October 31, 1997 because, under the equity method of accounting, the Company does not recognize any losses beyond the carrying value of its investment in SLJ Retail, which is zero.

  Simultaneously with the formation of SLJ Retail, the Company entered into a sub-license agreement with SLJ Retail pursuant to which the Company granted to SLJ Retail a sub-license of its rights under the Jones Agreement noted above. The initial term of this sub-license agreement expires in December 2002, but is extended automatically for the same period of time as any extension by the Company of the Jones Agreement. The sub-license agreement is subject to early termination for various reasons, including any termination of the Jones Agreement. In addition, the Company entered into a retail license agreement (the "Retail License Agreement") with SLJ Retail pursuant to which the Company granted to SLJ Retail a license, throughout the United States and such other locations outside the United States, in which SLJ Retail may manufacture and sell Sam & Libby women's footwear products, provided however, that such license does not extend to products to which IPC has the exclusive rights. Under the Retail License Agreement, SLJ Retail does not have to pay any royalty to the Company in consideration of the license granted. The initial term of the Retail License Agreement expires on January 31, 2047, subject to earlier termination upon the occurrence of certain specified events.

  The Company has entered into forward exchange contracts in anticipation of future purchases of inventory denominated in foreign currency, principally the Spanish peseta. At October 31, 1997, forward exchange contracts totalling $700 were outstanding with settlement dates ranging from November 3, 1997 through January 30, 1998. Maximum risk of loss on these contracts is the amount of the difference between the spot rate at the date of contract delivery and the contracted rate. The Company expects that future inventory purchases will require sufficient foreign currency to meet these commitments.

                           MAXWELL SHOE COMPANY INC.

11. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following is a summary of unaudited quarterly results for the fiscal years ended October 31, 1996 and October 31, 1997 and the quarter ended January 31, 1998.

                                                      QUARTER ENDED
                                         ---------------------------------------
                                                      APRIL   JULY
                                         JANUARY 31,   30,     31,   OCTOBER 31,
                                         ----------- ------- ------- -----------
     Fiscal 1996
       Net sales........................   $23,705   $26,774 $30,222   $23,636
       Gross profit.....................     5,821     5,917   7,009     5,675
       Net income.......................     1,452     1,530   1,920     1,019
     Net income per share
       Basic............................   $   .19   $   .20 $   .25   $   .13
                                           =======   ======= =======   =======
       Diluted..........................   $   .18   $   .19 $   .23   $   .12
                                           =======   ======= =======   =======
     Fiscal 1997
       Net sales........................   $28,764   $31,073 $36,833   $37,541
       Gross profit.....................     7,261     9,161  10,173     9,386
       Net income.......................     1,662     2,190   2,965     2,213
     Net income per share
       Basic............................   $   .22   $   .29 $   .39   $   .29
                                           =======   ======= =======   =======
       Diluted..........................   $   .20   $   .26 $   .35   $   .25
                                           =======   ======= =======   =======
     Fiscal 1998
       Net sales........................   $36,328
       Gross profit.....................     9,837
       Net income.......................     2,230
     Net income per share
       Basic............................   $   .29
                                           =======
       Diluted..........................   $   .26
                                           =======

                       [Copy of current Sam & Libby ad.]

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 NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE CLASS A COMMON STOCK OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Use of Proceeds...........................................................   14
Price Range of Class A Common Stock.......................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Selected Consolidated Financial Data .....................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   23
Management................................................................   35
Certain Transactions......................................................   39
Principal and Selling Stockholders........................................   41
Description of Capital Stock..............................................   42
Shares Eligible for Future Sale...........................................   44
Certain United States Federal Tax Considerations for Non-U.S. Holders of
 Class A Common Stock.....................................................   46
Underwriting..............................................................   49
Legal Matters.............................................................   51
Experts...................................................................   51
Available Information.....................................................   51
Incorporation of Certain Documents by Reference...........................   52
Index to Consolidated Financial Statements................................  F-1

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                               5,344,167 SHARES

                           MAXWELL SHOE COMPANY INC.

                             CLASS A COMMON STOCK

                      [LOGO OF MAXWELL SHOE COMPANY INC.]

                              ------------------

                                  PROSPECTUS
                                April 21, 1998

                              ------------------

                                LEHMAN BROTHERS

                           BEAR, STEARNS & CO. INC.

                                BT ALEX. BROWN

                                TUCKER ANTHONY
                                 INCORPORATED

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